BOISE

Work. Build. Create.

Annual Report 2001

BOISE®

The Boise Brand: Honoring the Past – Building for the Future

The new name and logotype featured on the cover of our 2001 Annual Report marks a milestone in our history. Our new look is part of an effort to clarify the understanding of Boise — who we are and what we stand for. The name and symbol used since Boise's inception nearly 50 years ago have represented well our roots and traditional strengths. Our new identity incorporates those strengths but also reflects the changes we have made and the direction we are taking.

Boise has long been recognized as an excellent paper and forest products manufacturing company, with well-managed forests to support those businesses. Yet today, our office products and building materials distribution businesses generate two-thirds of the company's sales. And our operations are increasingly using that distribution capability to provide integrated solutions for our customers that create real value for them and for us.

Equally important, all of our businesses share common values — safety, integrity, and Total Quality — and a common focus: serving customers. Our values establish firm ground rules that direct how we work with our customers and one another. Our values and our customer focus translate into stronger customer relationships that benefit everyone. We work together to partner with our customers to provide solutions that make their work lives easier and their businesses more productive.

Our Brand Promise

The underlying commitment Boise makes as a company, our brand promise, also reflects this focus. In many ways, each of our businesses serves customers either in their offices or their homes, the two places where we, as a society, make a living, make a life, and in turn make a difference.

Boise operates squarely at the intersection of these two central gathering places, contributing to both. How? By helping people *work* and *build* and, in that process, *create*. Guided by our values, we help our customers create solutions — ideas and products that improve their work lives and their businesses — and produce homes and buildings that offer quality, efficiency, and comfort.

This is our promise: One company dedicated to helping people work, build, and create in ways that benefit not only customers, but all the stakeholders who depend on us and whose lives we affect.

Financial Highlights

	2001	2000	1999
Sales	$7,422,175,000	$7,806,657,000	$7,148,340,000
Net income (loss)	$ (42,501,000)	$ 178,574,000	$ 199,753,000
Net income (loss) per common share			
Basic	$(.96)	$2.89	$3.27
Diluted	$(.96)	$2.73	$3.06
Shareholders' equity per common share	$25.10	$28.85	$26.64
Capital expenditures	$349,196,000	$458,934,000	$336,844,000
Number of employees	24,168	25,257	23,726
Number of common shareholders	15,015	15,692	16,991
Number of shares of common stock outstanding	58,061,762	57,337,158	57,157,558

Financial History

Sales
(millions of dollars)

91	3,950
92	3,716
93	3,958
94	4,140
95	5,074
96	5,262
97	5,669
98	6,355
99	7,148
00	7,807
01	7,422

Net Income (Loss)
(millions of dollars)

91	(79)
92	(227)
93	(77)
94	(63)
95	352
96	9
97	(30)
98	(34)
99	200
00	179
01	(43)

Cash Dividends Paid Per Common Share (dollars)

91	1.52
92	.60
93	.60
94	.60
95	.60
96	.60
97	.60
98	.60
99	.60
00	.60
01	.60

Return on Shareholders' Equity
(percent)

91	(5.3)
92	(15.7)
93	(5.4)
94	(4.4)
95	22.9
96	.5
97	(1.9)
98	(2.5)
99	13.4
00	10.7
01	(2.5)

Economic Value Added (EVA®)

Pretax EVA
(millions of dollars)


200
100
0
-100
-200
-300
-400
-500
$(217)
$(332)
$(461)
99
00
01

Change in Pretax EVA
(millions of dollars)


200
100
0
-100
-200
-300
-400
-500
$107
$(115)
$(129)
99
00
01

EVA® is a registered trademark of Stern Stewart & Co.



In 2001, Boise reported net income, before nonroutine items, of $46.8 million, or 57 cents per diluted share. This compares with $121.3 million, or $1.80 per diluted share, before nonroutine items, in 2000. This financial performance was both disappointing and encouraging. It was disappointing because we were not able to build on the results we posted in 2000 and both earnings and Economic Value Added (EVA®) declined. It was encouraging because all of our businesses were solidly profitable — and results for one improved — during the most difficult economic environment in a decade.

The manufacturing sector of the U.S. economy began to decline in fall 2000. By spring 2001, the weakness had spread to other sectors. The economy as a whole fell into recession, which was compounded by the impact of the terrorist attacks on September 11. As business activity fell, white-collar employment declined. At the same time, energy costs continued to rise, as the spike in costs in 2000 worked its way through to utility rates. And as economic activity declined outside the United States, the U.S. dollar continued to rise against competitive currencies, dampening exports and encouraging imports.

In this environment, market demand and prices for both building materials and paper fell, and customers of our office products business reduced their purchases of office supplies, furniture, and technology products. For example, North American industry shipments of uncoated free sheet papers fell 7% year over year, a rate of decline the industry has not seen since the mid-1970s. Prices for plywood, the highest revenue-generating product in our building materials business, fell 2%, after dropping 15% in the year 2000. Similarly, sales in our office products business by facilities that operated in both 2000 and 2001 fell 2%, the first year-over-year same-location sales decline that anyone can remember. Yet, while our businesses clearly felt the effects of these difficult market conditions, each one performed relatively well.

Boise Office Solutions

Boise Office Solutions, our office products distribution business, recorded operating income, before nonroutine items, of $146.7 million, up 4% from 2000, on total sales of $3.5 billion, which were down 4% from 2000. Despite lower sales, we controlled our costs, and operating margins strengthened.

In addition, Office Solutions continued to gain momentum from a number of initiatives. Office Solutions purchased 476,000 tons of Boise's cut-size office papers, an increase of 6% in a market that was flat. Office Solutions buys more paper from our paper business than any other customer. The coordinated approach these two businesses bring to the office products market has allowed us to improve service to our customers while we capture value in both businesses.

Our middle-market initiative, targeting office products customers with 20 to 100 employees, continued to grow. Sales to the middle market increased about 35% in 2001, compared with 2000. Gross margins continued to be competitive with those of our core business. In 2001, we also implemented the first phase of highly sophisticated information technology that allows us to track and use individualized customer information to raise customer service to a new, industry-leading level.

Boise Office Solutions has been EVA-positive on average over time. This business generates significant free cash flow, which we have used to grow through acquisition and to continuously improve our infrastructure. As the U.S. economy strengthens, we expect same-location sales and operating income in this business to grow at healthy rates. Growth will come from our middle-market initiative, increasing paper sales, new applications of information technology to customer service, and a number of other product and market innovations. And, of course, we are always interested in making strategic acquisitions that meet our financial criteria.

Boise Building Solutions

Boise Building Solutions, which includes our building materials manufacturing and distribution businesses, suffered from lower product prices due to excess supply relative to demand. Operating income, before nonroutine items, fell to $36.7 million in 2001 from $52.1 million in 2000, as product prices continued their steep, two-year slide. Sales volumes for plywood and lumber decreased due to the closure of our Idaho plywood and lumber operations at midyear.

Even so, the business continued to improve in important ways. For example, dollar sales in our building materials distribution business in 2001 were about flat with sales in 2000, as commodity prices weakened. However, physical volumes were up 14%. Importantly, volumes rose more in the East than in the West, demonstrating strong market penetration by the locations we acquired in 1999. Sales in our engineered products business increased 3%, compared with 2000. And during 2001, we successfully integrated AllJoist®, our I-joist with a solid-sawn lumber flange, into our product line, enhancing the choices we offer our customers.

In addition, late in the year, we started up a new manufacturing facility in Brazil with the capacity to produce 150 million square feet a year of eucalyptus veneer. We will use about 70% of the veneer at our engineered products plant in Alexandria, Louisiana, and process the balance into hardwood plywood for the local furniture industry. We expect the use of eucalyptus veneer in our engineered wood products to lower production costs and create significant competitive advantages in product performance.

Although the business is highly cyclical, Boise Building Solutions has earned its cost of capital on average over time, and we expect that it will continue to do so. However, with the U.S. economy in recession and new structural panel supply scheduled to start production this year, the pace of recovery in this business is likely to be moderate.

Boise Paper Solutions

Results in our paper business, Boise Paper Solutions, declined sharply in 2001. Operating income was $70.7 million, less than half of the $202.6 million the business earned in 2000. With weak economies in the United States and abroad, demand for most grades of paper fell at exceptional rates. Industry shipments of uncoated free sheet papers were down 7% from 2000; newsprint, down 10%; and containerboard, down 5%. Lower demand was only partially offset by reductions in industry capacity.

Product prices weakened, and we controlled our inventories by curtailing production. In addition, unit costs rose modestly. Energy costs increased 25% over 2000, and their negative impact was only partially offset by lower fiber and other manufacturing costs.

Even in these difficult markets, our paper business remained profitable in each quarter of 2001. It generated $54 million of free cash flow before taxes, which reflects the significant improvements we've made in the cost structure of this business. Cash fixed costs in this business in 2001 were actually below 1997 costs.

Significant capacity closures in the United States, conversions of uncoated free sheet capacity to coated grades in Europe, and a limited amount of new capacity scheduled worldwide are shifting the balance of supply and demand for uncoated free sheet papers in a favorable direction. Both producer and consumer inventories are at low levels. If demand improves even modestly, shipments and operating rates should rise more rapidly, supporting much better market conditions. Given our significant position in uncoated free sheet papers, Boise Paper Solutions should demonstrate considerable earning power.

Strategic Progress

Boise's solid overall performance in the weak economic conditions of 2001 reflects and validates the progress we have made toward our financial objective. Our goal is for the company as a whole and each of our businesses to earn its cost of capital over the business cycle. To achieve that goal, we have grown our distribution businesses, developed value-added products and services, and improved the competitive position of each of our businesses. Over the past several years, we've narrowed the focus of Boise's businesses through divestitures and closures that eliminated underperforming assets. At the same time, we've invested in strategic capacity expansions, acquisitions, and organic growth in businesses that can more consistently earn their cost of capital.

The results are evident in both our business mix and our business performance. Seven years ago, approximately one-third of Boise's sales came from our office products and building materials distribution businesses, and two-thirds came from our manufacturing businesses. In 2001, two-thirds of our sales — more than $5 billion — came from distribution. The growth of our distribution businesses has helped to improve our long-term return on capital, reduce the volatility of our earnings, and create significant value for our customers and the company by taking service and support to new, higher levels.

In our paper business, we have moved approximately 100,000 tons of production on our smaller paper machines from commodity to value-added grades over the past seven years, allowing us to compete in new product lines and realize higher profit contributions. Our engineered wood products business has continued to grow both organically and through acquisition. During 2001, we began construction of a new facility that will produce proprietary, nonstructural wood-plastic composite building materials. Both of these building products families are helping to change not only our product mix, but also the whole competitive position of Boise Building Solutions.

Finally, we're beginning to gain a competitive advantage by capitalizing on our exceptional skills in E-commerce and information systems. In 2001, Boise Office Solutions received the first Gartner, Inc., Customer Relationship Management (CRM) Excellence Award for strengthening relationships with E-commerce customers through innovative systems. In addition, *InformationWeek* magazine ranked Boise third out of 500 major U.S. companies for the most innovative use of information technology.

Significant Events

In the summer of 2001, we closed our plywood and lumber operations and a related cogeneration facility in Emmett, Idaho, and our sawmill in Cascade, Idaho. This was a difficult decision for us, but changes in U.S. Forest Service policy and continuing litigation had reduced federal timber harvests to a level inadequate to support these integrated operations. These mills had long been vital elements of the rural communities where they are located. We regret the impact the closures had on these communities and appreciate the support of our mill employees and their families over the years.

During 2001, Boise continued to strengthen our commitment to sustainable forestry. We successfully completed the initial round of third-party audits of our forest management practices on the U.S. timberlands we own or control and our procurement practices related to the wood we buy. These audits were performed by PricewaterhouseCoopers LLP, an international audit firm. The audits certified that Boise's forest management practices are in full conformance with the American Forest & Paper Association's Sustainable Forestry Initiative (SFI℠) Program. The auditors also confirmed our conformance with our own Forest Stewardship

Values and Measures, which set standards beyond those of SFI. Our timberlands will undergo these third-party audits again in three years.

Throughout 2001, we also continued to focus on safety, which is one of Boise's core values. All of Boise's operations maintained good safety records last year. Some achieved truly outstanding results. Our paper mill in Jackson, Alabama, reached a particularly significant



milestone when employees established a new industry safety record in April. The previous industry record of 7,429,362 safe hours was set in 1979. In establishing the new record, over 600 employees in Jackson worked more than five and a half years without a lost-time accident. At the end of 2001, they had amassed 8,318,932 continuous safe work hours over 2,285 days. We continue to work toward our ultimate goal of zero workplace accidents.

With Gratitude

We report with sadness that one of our contract drivers making deliveries at the World Trade Center for Boise Office Solutions was killed in the horrific terrorist attacks on September 11. We extend our deepest sympathies to his family and friends.

While the events of September 11 and their aftermath created or exacerbated difficult and uncertain conditions around the world, Boise employees remained dedicated to serving our customers and volunteered thousands of hours and dollars to assist victims and rescue workers. We wish to express our appreciation for their dedication and our thanks for their compassion.

Boise people demonstrate our core values of safety, integrity, and Total Quality every day. They also continue to demonstrate that together, we are indeed more than the sum of our parts. Specific examples on the following pages show how employees in each of our businesses help Boise customers to work, build, and create.



George J. Harad
Chairman and Chief Executive Officer

Work.

Personalized customer service helps businesses work more efficiently.



Through the innovative use of technology, Boise Office Solutions has developed a system — unmatched by any other office products company — to provide personalized service that helps customers work more efficiently.

The new information system allows Office Solutions to record customer transactions and connect various databases of information — all with the goal of providing friendlier, more personalized customer service. "The principal goal was to refine customer service and take it to a new level," says Gary Massel, division vice president and chief information officer at Office Solutions.

The system "remembers" information about customers and their previous transactions, allowing Boise associates to provide individualized service to each customer. Office Solutions is already using the system with customers who place orders by telephone. Soon, the personalized service will also be extended to customers who use the Internet or contact a sales representative directly.

"We are able to treat customers individually," says Dave Goudge, division senior vice president of marketing. "This allows us to be helpful to every customer in an extremely personalized manner."

Office Solutions offers customers personal identification numbers (PINs) to make ordering easier. Customers enter their PINs on the telephone keypad when they call to order products. The PINs open a bank of information about our customers and their previous transactions before Boise's customer service representatives even answer the phone. The database contains information about customers — such as language preference or the types of products the customer usually purchases — so that calls can be routed automatically to the most appropriate customer service group.

The improvements in customer service also include live customer service assistance for Internet customers. The customer can contact a customer service representative during the Internet ordering process to request help through either a return phone call or instant live chat. Customer service representatives can even send specific web page screens to customers while speaking with them. In addition, Boise will offer PIN capability to Internet customers early in 2002.

The technology will soon allow Boise to predict some customer actions. For example, if a customer consistently places an order on a particular day of the week, an automated e-mail reminding the customer to place an order can be sent early that day. The e-mail can provide a link to the Boise website, where the anticipated order is already

Renae Opitz, an Office Solutions customer service representative in Casper, Wyoming, receives information about customers and their previous transactions with Boise as she answers their phone calls.



prepared. The customer only has to change or approve the order. This capability will enable the customer to work much more efficiently.

Customers will also be able to work more efficiently by using Boise's system to communicate with their own employees about office supplies and the ordering process. In addition, Boise's sales representatives will soon be able to receive automated e-mails when customers place orders, contact customer service, or encounter problems.

The Office Solutions customer service initiative is already gaining recognition outside the industry. Gartner, Inc., an international technology research and advisory firm, awarded Office Solutions its Customer Relationship Management (CRM) Excellence Award in September 2001. Boise was selected from a field of 70 other companies, including Federal Express and Piper Aircraft.

"Taking unequaled care of customers is our passion," says Chris Milliken, Office Solutions chief executive officer. "A combination of new technologies is helping us help our customers work more quickly and efficiently. Boise is creating unequaled value for them."

Build.

Boise's software helps customers build solid, quiet floors.



Boise Building Solutions is making sure that more and more people walk all over Boise's engineered wood products — and enjoy doing so.

The engineered products are I-joists and beams, 95% of which end up in floors in homes across America. Although Boise's position in the supply chain is several steps away from the homeowners who use those floors, we guarantee our products for the life of the structure. That gives Boise the same interest as our customers in making sure our products are installed correctly.

Three programs in a software suite developed by Boise encourage the use of best practices down through the system. The software programs make it easier for our customers to sell Boise's engineered wood products and for their customers to use them properly. Used together, the programs can help ensure that end users of our engineered wood products enjoy solid, quiet, well-built homes.

Boise provides the software suite to our wholesale distributors and retailers. We also train them to use the software and provide technical support through a help desk. The programs help Boise's customers serve their customers better.

For example, when a builder brings a house plan to a distributor of Boise's engineered wood products, the distributor uses BC Calc® to analyze the design of the structure. BC Calc performs an engineering analysis to determine the size of the floor joists and beams necessary to meet the customer's requirements and the applicable building codes.

The I-joists and beams used to build a floor are just "a great big pile of parts" when they leave the lumberyard, says Tom Corrick, general manager of Boise's engineered products business. "Since every house is different, it is difficult for the builder to know what to do with this pile of parts unless he has customized installation instructions. You need a map of how and where to use the product."

For those detailed instructions, the distributor turns to BC Framer®, a computer-aided, three-dimensional drafting program. BC Framer creates a floor placement drawing of the building that shows the customer which products are needed to complete the project and where to use them. BC Framer also provides the distributor with a materials list that can be used to fill and price the order.

The programs ensure a cost-effective solution for the builder while making sure the design is structurally sound and providing details to help in construction. "Our programs allow customers to be more creative," Corrick says.

BC Tracker™, which is being rolled out to distributors this year, helps the distributor fill the builder's order quickly and efficiently. This inventory management software tells the distributor the best way to cut 60-foot lengths of product from the mills into the various lengths needed by the customer. It helps the distributor make the best use of inventory, thus reducing waste, and notes when additional product should be ordered.

While the proprietary software suite is primarily provided to our distributors and retailers, it is intended to help everyone in the supply chain, says Corrick. Boise supplies products and knowledge to wholesalers. Wholesalers supply the same to retailers. Retailers supply the same to builders. Builders supply well-built homes to homeowners. If the software suite has been used properly, everyone benefits.

"The software exists to facilitate business," Corrick says. "We sell profit opportunities to our customers, but we also sell a better floor to the builder and the homeowner."

"It's a value-added service," says John Stiffler, marketing systems manager. "Our goal is to provide software tools to aid our customers in the procurement, sale, distribution, and installation of the engineered wood products we manufacture. We developed the software for our distributors, but it also helps their customers build solid, quiet floors."

Boise's BC Framer software creates detailed drawings that show a builder where to use our engineered wood products as well as reports that help the distributor fill and price the order.



Create.

Boise helps the produce industry create a better packaging system.



The folks at Boise Paper Solutions who make and sell corrugated containers are helping *our* customers meet new demands from *their* customers.

Boise, like other companies in the industry, is fighting a challenge from plastic container manufacturers seeking customers in the fresh produce packaging industry, traditionally a corrugated container stronghold. The challenge began when grocery-industry consolidation forced grocers to look for ways to reduce costs and improve efficiency. They saw opportunities in produce packing.

Produce packers have traditionally used corrugated containers of various sizes, shapes, and strengths. However, the containers did not stack well on pallets. As a result, product was often damaged in shipping, and labor costs to prepare shipments were high. In addition, the containers could not be used for display in the produce departments of retail grocery stores. Produce department workers had to remove the produce from the containers and hand stack it for display.

Grocers wanted to reduce labor costs and product waste, and some saw returnable plastic containers as the answer. But Boise is helping to create a better solution for packing, shipping, and marketing fresh produce.

Under a licensing agreement with International Paper Company, Boise is providing fresh produce packers with corrugated produce containers that meet modularity standards developed by the Fibre Box Association, an industry trade association. The standards give manufacturers a blueprint for interchangeable, interlocking boxes that "work like a system of Lego® bricks," says Mike Watanabe, sales manager at Boise's corrugated container plant in Nampa, Idaho.

Randy Clark, Boise product manager for modularity standard containers, says, "Modular corrugated containers can go from the packer all the way to the grocery store display. They reduce labor costs and waste for a retailer."

Graphics can be printed on modular corrugated containers to create attractive store displays. The boxes can also be recycled, creating a significant revenue flow for grocers. Returnable plastic containers come with additional costs for storage, return shipping, and cleaning and sanitizing between loads.

The most popular modular box has built-in corner posts, sloped sides, and tabs that fit into the box stacked above. Its construction ensures that the box, not the fresh produce, carries the weight of the boxes above it on a pallet. The stronger boxes allow a heavy product, such as apples, to be packed on top of a more delicate product, such as tomatoes.

Boise also conducts ongoing education to help our customers understand and prepare to meet the new standards. Clark talks regularly with grocery-industry representatives about their changing needs. He educates Boise's salespeople and produce packers and shippers about the advantages of modular corrugated containers. He also shows our customers how Boise can tailor the depth of the boxes to meet their shipping needs for different types of produce.

Several large grocery chains have expressed interest in the new corrugated containers. Some will buy produce only from packers who use the boxes.

During the 2000 harvest, for example, one of the nation's largest grocery retailers wanted potatoes packed in the new boxes. Boise's design team in Nampa produced a prototype box that met the grocer's needs. Our corrugated container plant in Burley, Idaho, produced boxes that enabled seven eastern Idaho packers to meet the grocer's request.

"We helped the fresh produce packaging industry create a solution that works for everyone," Clark says. "As we add value for our customer, as the packer adds value for the distributor, as the distributor adds value for the grocer, as the grocer adds value for the retail customer, everybody wins."

Boise's Randy Clark educates our customers about the advantages of interchangeable, interlocking corrugated boxes that can be used to pack, ship, and display fresh produce in grocery stores.



Segment Overview

Sales and Operating Income

Office Solutions

- Sales: $3.5 billion, 45% of total sales and 4% lower than 2000 sales.
- Same-location sales: 2% below 2000 level.
- Segment income, excluding nonroutine items: $146.7 million, compared with $141.0 million in 2000.
- Segment EVA: $(10) million in 2001, compared with $(33) million in 2000.

2001 Sales


60%
Office Supplies & Paper
29%
Technology Products
11%
Office Furniture

Sales (millions of dollars)

91	1,039
92	672
93	683
94	909
95	1,316
96	1,993
97	2,607
98	3,081
99	3,397
00	3,697
01	3,536

Segment Income (millions of dollars)
Excludes nonroutine items

91	42
92	19
93	36
94	42
95	72
96	102
97	120
98	133
99	151
00	141
01	147

Building Solutions

- Sales: $2.4 billion, 30% of total sales and 4% lower than 2000 sales.
- Segment income, excluding nonroutine items: $36.7 million, compared with $52.1 million in 2000.
- Segment EVA: $(89) million in 2001, compared with $(70) million in 2000.
- Average product prices: plywood – down 2%, OSB – down 28%, lumber – down 7%, LVL– down 3%, I-joists – down 6%.

2001 Sales


33%
Panels
32%
Lumber
14%
Engineered Products
21%
Building Supplies & Other

Sales (millions of dollars)

91	1,001
92	1,270
93	1,531
94	1,653
95	1,575
96	1,612
97	1,700
98	1,786
99	2,247
00	2,483
01	2,388

Segment Income (millions of dollars)
Excludes nonroutine items

91	42
92	115
93	159
94	151
95	89
96	36
97	45
98	76
99	191
00	52
01	37

Paper Solutions

- Sales: $1.9 billion, 25% of total sales and 5% lower than 2000 sales.
- Segment income: $70.7 million, compared with $202.6 million in 2000.
- Segment EVA: $(347) million in 2001, compared with $(207) million in 2000.
- Unit sales volume: 2.6 million tons, 2% lower than 2000 volume.
- Incurred about 150,000 tons of market-related production curtailment and about 100,000 tons of downtime for capital projects and maintenance.
- Weighted average product prices: 4% lower than prices in 2000.
- Paper costs per ton: 6% higher than 2000 costs.

2001 Sales


55%
Uncoated Free Sheet
22%
Containerboard and Containers
14%
Market Pulp & Other
9%
Newsprint

Sales (millions of dollars)

91	2,071
92	1,930
93	1,921
94	1,795
95	2,518
96	1,994
97	1,744
98	1,888
99	1,887
00	2,048
01	1,942

Segment Income (millions of dollars)
Excludes nonroutine items

91	(44)
92	(190)
93	(133)
94	(61)
95	570
96	48
97	(12)
98	48
99	115
00	203
01	71

2001 Highlights

- A multinational distributor of office supplies and paper, technology products, and office furniture to customers of all sizes – from the smallest businesses to multinational corporations and government agencies.
- Distribution centers in the United States, Canada, Mexico, Australia, and New Zealand.
- Completed the acquisition of a contract furniture dealer based in Illinois.
- E-commerce sales reached $761 million, 77% of which came over the Internet. Represented 28% of U.S. sales.
- Excluding nonroutine items, operating expense as a percentage of sales was 20.0%, compared with 20.4% in 2000, and return on sales was 4.1%, compared with 3.8% in 2000.

Building Materials Distribution – $1,596 million in sales

- One of the nation's largest full-line wholesalers of building materials, with 28 centers that distribute lumber, plywood, oriented strand board, particleboard, decking, engineered wood products, paneling, drywall, builders' hardware, and metal products.
- Dollar sales volume was flat, compared with 2000 levels.
- Physical volume was 14% higher in 2001 than in 2000.
- 30% of the combined lumber, panels, and engineered wood products required by our distribution operations were supplied by our own manufacturing facilities.

Building Materials Manufacturing – $792 million in sales

- 23 facilities in the United States, Canada, and Brazil that produce lumber, structural panels, and engineered wood products (I-joists and laminated veneer lumber).
- Permanently closed plywood and lumber operations in Emmett, Idaho, and sawmill in Cascade, Idaho.
- Started up veneer and plywood mill in Guaiba, Rio Grande do Sul, Brazil, with capacity to produce approximately 150 million square feet of eucalyptus veneer a year.
- Began construction of manufacturing plant in Satsop, Washington, to produce wood-plastic composite products. Plant is expected to begin operation in third quarter 2002.
- Unit sales volumes: plywood – down 3%, OSB – down 2%, lumber – down 12%, LVL – up 6%, I-joists – up 10%.
- Delivered-log costs: down 6% in the Northwest, 2% in the South, and 5% overall.
- At year-end, annual plywood capacity was 1,805 million square feet, down 5% from 2000, and lumber capacity was 390 million board feet, a 24% decrease.
- 10% of our plywood production is used to manufacture our LVL.
- Incurred approximately 16 million board feet of market-related production curtailment in lumber and 14 million square feet of market-related curtailment in plywood.

Uncoated Free Sheet (Office Papers, Printing Grades, Forms Bond, Envelope Papers, and Value-Added Papers)

- 10 paper machines in 4 U.S. locations can produce 1.6 million tons a year of office, printing, forms, converting, and value-added papers.
- Value-added papers include coated one-side release, light- and mid-weight opaque offset, specialty base stocks, and security, laser, and inkjet papers.
- Produced 310,000 tons of value-added papers on our smaller paper machines, a 4% decrease from 2000 volume. Also produced 32,000 tons of value-added papers on our larger machines.
- Sales prices for our value-added grades averaged $183 a ton more than for our commodity papers.
- Average annual product prices were 3% below 2000 prices and at the end of the year were 7% below the year-end 2000 level.

Containerboard and Corrugated Containers

- Linerboard machine in DeRidder, Louisiana, and corrugating medium machine in Wallula, Washington, can produce 690,000 tons of containerboard annually.
- 6 Western plants with annual capacity of 6 billion square feet.
- Unit sales volume in 2001 was 5 billion square feet, 5% less than 2000 volume.
- Sold corrugated sheet plant in Sparks, Nevada.
- Our corrugated container plants consumed the equivalent of 57% of our containerboard production.
- *Average annual containerboard prices fell 7% and at the end of the year* were 19% below the year-end 2000 level.

Newsprint

- 2 machines in DeRidder, Louisiana, with 440,000 tons of annual capacity.
- Average annual newsprint prices rose 4% but at the end of the year were 20% below the year-end 2000 level.

Market Pulp and Other

- Annual capacity to produce 240,000 tons of pulp for domestic and overseas markets.
- We typically sell about the same amount of market pulp as we purchase. In 2001, we purchased 37,000 more tons than we sold.
- Average annual market pulp prices fell 22% and at the end of the year were 39% below the year-end 2000 level.

Nomenclature. Beginning with our 2001 Annual Report, we have changed our company trade name to Boise and the names of our reportable business segments to Office Solutions, Building Solutions, Paper Solutions, and Corporate and Other. Previously, we referred to Boise Cascade Corporation and the office products, building products, paper and paper products, and corporate and other segments.

Results of Operations

	2001	2000	1999
Sales	$ 7.4 billion	$ 7.8 billion	$ 7.1 billion
Net income (loss)	$(42.5) million	$178.6 million	$199.8 million
Net income (loss) per diluted share	$(.96)	$2.73	$3.06
Net income before nonroutine items	$ 46.8 million	$121.3 million	$148.2 million
Net income per diluted share before nonroutine items	$ .57	$1.80	$2.22
		(percentage of sales)	
Materials, labor, and other operating expenses	80.7%	79.3%	78.0%
Selling and distribution expenses	10.6%	10.7%	10.4%
General and administrative expenses	1.8%	1.6%	1.8%

Nonroutine Items. In December 2001, we wrote down our investment in an equity affiliate to its estimated fair value. We recorded a noncash, pretax charge of $54.3 million. We recorded a $4.6 million tax benefit related to this write-down. We also reversed $5.0 million of now-unneeded reserves for potential claims rising from the sale in 2000 of our European office products operations. These adjustments were recorded in our Office Solutions segment. See the discussion of nonroutine items for that segment for additional detail.

In February 2001, we announced the permanent closure of our plywood and lumber operations in Emmett, Idaho, and our sawmill in Cascade, Idaho, due to the significant decline in federal timber offered for sale. We completed these closures in the second quarter. In first quarter 2001, we recorded a pretax charge of $54.0 million related to these closures. In addition, in first quarter 2001, we wrote off our investment in assets in Chile with a pretax charge of $4.9 million. These adjustments were recorded in our Building Solutions segment. See the discussion of nonroutine items for that segment for additional detail.

In first quarter 2001, our Corporate and Other segment recorded a $10.9 million pretax, noncash charge to accrue for a one-time liability related to postretirement benefits for our Northwest hourly paperworkers. These workers participated in a multiemployer trust that converted to a single employer trust.

The net impact of these nonroutine items decreased net income $89.3 million and income per diluted share $1.53 for the year ended December 31, 2001.

In third quarter 2000, we sold our European office products operations to Guilbert S.A. of France. The sale resulted in a pretax gain of $98.6 million, which is recorded in the Office Solutions segment. Forward exchange contracts related to our acquisition of the Blue Star Business Supplies Group in Australia and New Zealand resulted in foreign exchange losses of $1.7 million in our Corporate and Other segment. We also recorded $3.0 million of severance and facility closure expense in our Office Solutions segment.

Nonroutine items increased net income $57.3 million, or 93 cents per diluted share, in 2000.

In first quarter 1999, we recorded $4.4 million of pretax expense related to an early retirement program announced in fourth quarter 1998. This amount is recorded in our Corporate and Other segment.

In 1999, we reversed $42.2 million of restructuring charges we had taken in 1998. We reversed these charges after restructuring by Office Solutions in the United Kingdom proved to be less costly than

The following table shows income (loss), before income taxes and minority interest, as reported and adjusted for nonroutine items.

Year Ended December 31	2001		2000		1999	
	As Reported	Before Nonroutine Items	As Reported	Before Nonroutine Items	As Reported	Before Nonroutine Items
			(millions)			
Office Solutions	$ 97.4	$ 146.7	$ 236.6	$ 141.0	$ 154.6	$ 150.6
Building Solutions	(22.3)	36.7	52.1	52.1	273.8	191.3
Paper Solutions	70.7	70.7	202.6	202.6	117.7	115.4
Corporate and Other	(65.7)	(54.9)	(41.8)	(40.1)	(45.4)	(41.4)
	80.1	199.2	449.5	355.6	500.7	415.9
Interest expense	(127.7)	(127.7)	(151.2)	(151.2)	(144.7)	(144.7)
	$ (47.6)	**$ 71.5**	**$ 298.3**	**$ 204.4**	**$ 356.0**	**$ 271.2**

originally anticipated and after we decided to continue operations at two of four wood products manufacturing facilities we had planned to close. We also made minor adjustments, primarily in our Paper Solutions segment, to reflect actual experience.

In fourth quarter 1999, we recorded a pretax gain of $47.0 million from the sale of 56,000 acres of timberland in central Washington.

Nonroutine items increased 1999 results by $51.6 million, or 84 cents per diluted share.

The nonroutine items discussed above are included in "Other (income) expense, net" in the Statements of Income (Loss).

Overview Before Nonroutine Items. Sales in 2001 decreased, compared with sales in 2000, due to reduced demand in Office Solutions, lower product prices in Paper Solutions and Building Solutions, and the midyear closure of our Idaho plywood and lumber operations. Sales decreased 4% in Building Solutions and 5% in Paper Solutions. Office Solutions sales decreased 4% in 2001, and same-location sales decreased 2%. Total Office Solutions sales decreased at a higher rate than same-location sales because divestitures were not totally offset by acquisitions.

Sales in 2000 increased 9% over 1999 due to higher average paper prices and sales volume growth in Office Solutions and Building Solutions. Office Solutions sales increased 9% in 2000, and same-location sales increased 12%. Sales increased 10% in Building Solutions. Our 1999 acquisition of Furman Lumber, Inc., increased 2000 sales $449 million over 1999; however, these increases were offset by weakness in plywood and lumber prices. Paper Solutions sales increased 9% due to higher product prices.

In 2001, materials, labor, and other operating expenses increased as a percentage of sales, compared with 2000, because of higher energy costs in Paper Solutions and lower overall sales. Selling and distribution expenses as a percentage of sales were lower in 2001 than in 2000 due to our cost-reduction efforts. General and administrative expenses increased as a percentage of sales due to the decreased sales in 2001 and higher compensation costs.

In 2000, materials, labor, and other operating expenses increased as a percentage of sales, compared with 1999, because of product cost increases in Office Solutions, reduced margins in Building Solutions due to lower plywood and lumber prices, and higher energy-related costs in Paper Solutions. Selling and distribution expenses as a percentage of sales were higher in 2000 than in 1999 due to the growth in office products and building materials distribution sales, which have higher associated selling and distribution costs than sales in our manufacturing businesses. General and administrative expenses decreased as a percentage of sales in 2000 and 1999 due to our cost-reduction efforts and leveraging of fixed costs over higher sales.

See results of operations by segment for additional detail.

Interest expense was $127.7 million in 2001, $151.2 million in 2000, and $144.7 million in 1999. The variances were mainly due to changes in our debt levels and, to a lesser degree, changes in interest rates.

Our effective tax benefit rate in 2001 was 11.5%, compared with effective tax provision rates of 39% in 2000 and 40% in 1999. The 2001 rate was affected by the nondeductibility of a portion of the write-down of our investment in an Office Solutions equity affiliate. Before nonroutine items, our annual tax provision rate in 2001 was 34%. The decrease in our 2001 tax rate, before nonroutine items, compared with the 2000 and 1999 rates, was due primarily to our charitable donation of surplus property in Vancouver, Washington, for which we received a tax benefit. Changes in our tax rates were also due to the sensitivity of the rate to changing income levels and the mix of domestic and foreign sources of income.

Net income in 2001 decreased 61%, compared with net income in 2000, as a result of lower weighted average paper prices and unit sales volume and higher energy and chemical costs in Paper Solutions, as well as lower wood products sales prices in Building Solutions. Primarily as a result of the decline in lumber and plywood prices, 2000 net income decreased 18%, compared with 1999 income.

Office Solutions

	2001	2000	1999
Sales	$ 3.5 billion	$ 3.7 billion	$ 3.4 billion
Segment income	$ 97.4 million	$236.6 million	$154.6 million
Segment income before nonroutine items	$146.7 million	$141.0 million	$150.6 million
		(percentage of sales)	
Gross profit margin	24.2%	24.3%	25.6%
Operating expenses	21.4%	17.9%	21.1%
Operating expenses before nonroutine items	20.0%	20.4%	21.2%
Operating profit	2.8%	6.4%	4.6%
Operating profit before nonroutine items	4.1%	3.8%	4.4%

Acquisitions and Divestitures. In April 2000, we completed a tender offer for the outstanding common stock of Boise Cascade Office Products Corporation (BCOP) owned by shareholders other than Boise. BCOP again became a wholly owned subsidiary of Boise. The purchase price, including transaction costs and payments to shareholders and stock option holders, totaled $216.1 million.

In September 2000, we sold our European office products operations to Guilbert S.A. of France for approximately $335.3 million. The sale resulted in a pretax gain of $98.6 million. Our sales for these operations totaled $241.8 million in 2000 and $324.0 million in 1999.

In October 2000, we acquired the Blue Star Business Supplies Group of US Office Products (Blue Star), a distributor of office and educational supplies in Australia and New Zealand, for $114.7 million in cash and the recording of $13.2 million in acquisition liabilities. We have closed nine acquired distribution centers and will close nine more in 2002. Approximately 230 employees have been terminated. Another 160 employees will be terminated during 2002. The acquisition liability balance was $5.0 million at December 31, 2001. Blue Star had sales of approximately $300 million in its fiscal year ended April 29, 2000.

In October 2000, we contributed the assets of Boise Marketing Services, Inc. (BMSI), our majority-owned promotional products subsidiary, to IdentityNow. IdentityNow provides corporate branded merchandise, promotional products, and related items for Fortune 1000 companies. This transaction was accounted for as a purchase business combination. IdentityNow issued shares of its voting common stock in exchange for the assets of BMSI. The assets exchanged were nonmonetary. The common stock of neither BMSI nor IdentityNow is traded on a public exchange. Based on the post-merger business plan and cash flow projections, the value of the IdentityNow common stock received was equal to the value of the BMSI assets contributed. Accordingly, no gain or loss was recorded on the transaction. As a result of the merger, we hold approximately 29% of the equity in IdentityNow and account for our investment under the equity method of accounting. Sales for BMSI totaled $74.0 million prior to the merger in 2000 and $103.4 million in 1999.

In 1999, we completed two acquisitions in the Office Solutions segment with combined annualized sales of approximately $50 million at the time of announcement.

On a pro forma basis, if our 2000 acquisitions and divestitures in this segment had occurred on January 1, 2000, sales for that year would have decreased about $85 million, while net income and diluted earnings per share would not have materially changed. If our 2000 acquisitions and divestitures and our 1999 acquisitions had occurred on January 1, 1999, sales for 1999 would have decreased about $81 million, but net income would have increased about $6.6 million and diluted earnings per share would have increased about 11 cents.

See Note 14 to the financial statements for additional detail.

Nonroutine Items. In December 2001, we received notice that the consolidated group of which IdentityNow is a member is experiencing liquidity problems that could affect IdentityNow. In addition, the promotional products industry was hard hit in 2001 by the decline in the U.S. economy, as companies reduced their discretionary spending. Also in December, IdentityNow provided us with revised revenue projections that showed lower sales for the company than previously estimated. Based on this information, we concluded that a decline in the fair value of our investment in IdentityNow was more than temporary. Using a discounted cash flow valuation method, we determined that the fair value of our investment should be reduced to $25.0 million. Consequently, we recorded a noncash, pretax charge of $54.3 million. We also reversed $5.0 million of reserves for potential claims rising from the sale in 2000 of our European office products operations. Based on our current evaluation, these reserves were no longer needed.

Segment income in 2000 included a $98.6 million gain on the sale of the European operations and $3.0 million in expense for severance and facility closures related to involuntary employee terminations.

During second quarter 1999, our Office Solutions segment revised the amount of a restructuring reserve for our United Kingdom operations. The restructuring program was less costly than originally anticipated due to lower professional and legal fees, the sublease of one of the facilities, the decision to retain a small printing business, and fewer employee terminations. The resulting increase in operating income of approximately $4.0 million included $0.5 million for reduced employee-related costs and $3.5 million for other exit costs, including lower lease costs.

Operating Results Before Nonroutine Items. Segment sales decreased 4% from 2000 to 2001 and increased 9% from 1999 to 2000. Same-location sales decreased 2% from 2000 to 2001 and increased 12% from 1999 to 2000. Total sales decreased at a higher rate than same-location sales because divestitures were not totally offset by acquisitions. The decrease in same-location sales was due mainly to the slowing U.S. economy, which resulted in fewer purchases by our existing U.S. customers.

Our gross profit margins were down slightly from 2000 to 2001 as a result of delivery costs that we were unable to leverage over lower sales. Operating expenses as a percentage of sales decreased due to our continued efforts to reduce our cost structure and to the sale in 2000 of the European operations, which had higher operating expenses as a percentage of sales than our other operations. As a result of a decrease in operating expenses, our operating profit as a percentage of sales improved in 2001, compared with 2000. Results for 2001 also include our $5.3 million share of IdentityNow's losses.

Gross profit margins were down in 2000, compared with 1999, because of product cost increases and a competitive pricing environment in the United States. Lower gross profit margins were only partially offset by lower operating expenses as a percentage of sales. Although costs increased in 2000, operating expenses as a percentage of sales decreased because of cost-control efforts and the leveraging of fixed costs over higher sales. Cost increases in 2000 were due to continued investment in strategic growth initiatives, including the Blue Star acquisition and middle-market business development. As a result of these factors, operating profit margins decreased in 2000, compared with 1999.

Office Solutions Sales
(millions)
8% compound growth rate


$2,607
$3,081
$3,397
$3,697
$3,536
97
98
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00
01

Building Solutions

	2001	2000	1999
Sales	$ 2.4 billion	$ 2.5 billion	$ 2.2 billion
Segment income (loss)	$(22.3) million	$ 52.1 million	$273.8 million
Segment income before nonroutine items	$ 36.7 million	$ 52.1 million	$191.3 million
Sales Volumes			
Plywood (1,000 sq. ft. 3/8" basis)	1,819,831	1,879,876	1,529,482
OSB (1,000 sq. ft. 3/8" basis)[a]	388,761	397,395	373,632
Lumber (1,000 board ft.)	392,544	446,199	517,457
LVL (100 cubic ft.)	66,578	62,826	55,141
I-joists (1,000 equivalent lineal ft.)	156,236	142,428	135,051
Particleboard (1,000 sq. ft. 3/4" basis)	198,737	193,109	186,860
Building materials distribution (millions of sales dollars)	$1,596	$1,601	$1,289
Average Net Selling Prices[b]			
Plywood (1,000 sq. ft. 3/8" basis)	$ 229	$ 234	$ 275
OSB (1,000 sq. ft. 3/8" basis)	126	174	197
Lumber (1,000 board ft.)	438	471	522
LVL (100 cubic ft.)	1,504	1,549	1,589
I-joists (1,000 equivalent lineal ft.)	895	951	1,004
Particleboard (1,000 sq. ft. 3/4" basis)	245	290	293

[a] Includes 100% of the sales of Voyageur Panel, of which we own 47%.

[b] Gross invoice price less trade discounts and freight costs.

Acquisitions. In June 2000, we acquired Alliance Forest Products-Joists, Inc. (AllJoist), for $14.6 million in cash. Formerly a subsidiary of Alliance Forest Products, Inc., AllJoist operates a wood I-joist manufacturing plant in St. Jacques, New Brunswick, Canada.

In September 1999, we acquired Furman Lumber, Inc. (Furman), for approximately $92.7 million, including $90.2 million in cash and the assumption of $2.5 million in debt. The acquisition included Furman's 12 facilities in the East, Midwest, and South. The former Furman facilities had 2000 sales of about $643 million. Sales of $194 million following our acquisition in 1999 are included in our 1999 results of operations.

On a pro forma basis, if the AllJoist acquisition had occurred on January 1, 2000, Building Solutions sales in 2000 would have increased $11 million, while net income and diluted earnings per share would not have materially changed. If the AllJoist and Furman acquisitions had occurred on January 1, 1999, sales in 1999 would have increased about $526 million, net income would have increased $1.2 million, and diluted earnings per share would have increased 2 cents.

Engineered Products Sales

(millions)

17% compound growth rate



$127
$167
$223
$233
$240
97
98
99
00
01

See Note 15 to the financial statements for additional detail.

Nonroutine Items. In February 2001, we announced the permanent closure of our plywood and lumber operations in Emmett, Idaho, and our sawmill in Cascade, Idaho, due to the significant decline in federal timber offered for sale. We completed these closures in the second quarter, and 373 positions were eliminated. In first quarter 2001, we recorded a pretax charge of $54.0 million related to these closures. Sales for our Idaho operations for the years ended December 31, 2001, 2000, and 1999, were $66.0 million, $115.8 million, and $138.6 million. The operating loss for the year ended December 31, 2001, was $5.8 million, while operating income for the years ended December 31, 2000 and 1999, was $2.2 million and $15.4 million.

In addition, in first quarter 2001, we wrote off our investment in assets in Chile with a pretax charge of $4.9 million.

Restructuring reserve liability account activity related to these 2001 charges is as follows:

	Asset Write-Downs	Employee-Related Costs	Other Exit Costs	Total
		(thousands)		
2001 expense recorded	$ 21,300	$15,000	$ 22,600	$ 58,900
Assets written down	(21,300)	—	—	(21,300)
Pension liabilities recorded	—	(9,600)	—	(9,600)
Charges against reserve	—	(5,000)	(10,100)	(15,100)
Restructuring reserve at December 31, 2001	**$ —**	**$ 400**	**$ 12,500**	**$ 12,900**

Asset write-downs were for plant and equipment at the closed Idaho facilities and the write-off of our equity investment in and related receivables from a joint venture in Chile. Employee-related costs include pension curtailment costs resulting from the shutdowns of the Idaho facilities and severance costs. Other exit costs include teardown and environmental cleanup costs related to the Idaho facilities and reserves for contractual obligations with no future benefit. We spent approximately $15.1 million of the reserves in 2001. Most of the remaining reserve balance will be spent in 2002. These restructuring reserve liabilities are included in "Accrued liabilities, other" in the Balance Sheet.

In fourth quarter 1999, we sold 56,000 acres of timberland in central Washington, resulting in a pretax gain of $47.0 million. In second quarter 1999, this segment reversed $35.5 million in restructuring charges, which were recorded in 1998, because of our decision to continue operations at two wood products manufacturing plants we had planned to close.

Operating Results Before Nonroutine Items. Sales in 2001 decreased 4%, compared with 2000. The decline was due to lower sales prices for all of our wood products. Average plywood prices declined 2%; oriented strand board (OSB), 28%; and lumber, 7%. Plywood and lumber sales volumes declined due to the closure of the Idaho facilities. Distribution sales were about flat, compared with 2000, as lower prices were offset by higher sales volume.

Building Materials Distribution Sales
(millions)
21% compound growth rate


$742
$873
$1,289
$1,601
$1,596
97
98
99
00
01

The increase in sales in 2000, compared with 1999, was due to increased sales in distribution resulting from the acquisition of Furman in third quarter 1999 and increased sales in engineered products resulting from the acquisition of AllJoist in 2000. Excluding these acquisitions, sales declined 10% year over year due to significantly lower wood products prices. Average plywood prices were down 15%, while lumber prices declined 10%. Our plywood plant in Medford, Oregon, which was rebuilt after being damaged by fire in 1998, became fully operational during first quarter 2000. Our plywood plant in Elgin, Oregon, which was damaged by fire in May 1999, began operations at the end of 1999. As a result, plywood unit sales volume in 2000 increased 23% over 1999.

Segment income in 2001 decreased, compared with 2000, due to lower wood products volumes and prices. Delivered-log costs declined 5%, which offset increased conversion and distribution costs.

Reduced segment income in 2000, compared with 1999, was due to lower wood products prices. Costs were up only slightly, primarily in energy-related areas.

Voyageur Panel, a joint venture in Barwick, Ontario, Canada, has the capacity to produce 400 million square feet of OSB panels annually. We hold 47% of the equity. We have an agreement with Voyageur Panel under which we operate the plant and market its product. Our investment in this venture was $36.1 million and $37.6 million at December 31, 2001 and 2000. A Canadian forest products manufacturer and two insurance companies own the other equity interests.

We account for the joint venture under the equity method. Accordingly, segment results do not include the joint venture's sales but do include $1.5 million of equity in losses for 2001 and $4.0 million and $6.5 million of equity in earnings for 2000 and 1999, respectively. The debt of this affiliate, which totaled $15.6 million at December 31, 2001, has been issued without recourse to us. The other shareholders have the right to require Voyageur Panel to buy their equity interests at fair market value. We have the right to buy any shares sold back to Voyageur Panel before they are sold to other investors.

Paper Solutions

	2001	2000	1999
Sales	$ 1.9 billion	$ 2.0 billion	$ 1.9 billion
Segment income	$ 70.7 million	$202.6 million	$117.7 million
Segment income before nonroutine items	$ 70.7 million	$202.6 million	$115.4 million
Sales Volumes (thousands of short tons)			
Uncoated free sheet	1,386	1,393	1,426
Containerboard	644	680	655
Newsprint	395	423	422
Other	157	150	149
	2,582	**2,646**	**2,652**
Average Net Selling Prices[a] (per short ton)			
Uncoated free sheet	$742	$768	$699
Containerboard	374	404	335
Newsprint	476	458	414

[a] Gross invoice price less trade discounts and freight costs.

Operating Results. The decreased sales in 2001, compared with 2000, were due to lower weighted average paper prices and unit sales volume. Weighted average paper prices decreased 4%, while unit sales volume decreased 2%. During 2001, we took about 150,000 tons of market-related curtailment and about 100,000 tons of downtime for capital projects and maintenance, mostly in uncoated free sheet. Value-added grades produced on our smaller paper machines accounted for 22%, or 310,000 tons, of our uncoated free sheet sales volume in 2001. Value-added grades generally have higher unit costs than commodities but also higher net sales prices and profit margins. Overall, the average net selling price of the value-added grades we sold in 2001 was $183 per ton higher than the average net selling price of our uncoated commodity grades.

Sales in 2000 increased due to weighted average paper prices that were 13% above 1999 prices. Unit sales volume was flat from 1999 to 2000. We incurred about 114,000 tons of market-related curtailment in 2000. Value-added grades produced on our smaller paper machines accounted for 23%, or 324,000 tons, of our uncoated free sheet sales volume in 2000. The average net selling price of the value-added grades we sold in 2000 was $172 per ton higher than the average net selling price of our uncoated commodity grades.

Segment income in 2001 also decreased, compared with 2000, because of higher energy costs, which increased 25% over 2000. The increase in energy costs was only partially offset by lower fiber and other manufacturing costs. Overall unit costs increased 6% in 2001, compared with 2000.

Segment income in 2000 improved significantly over 1999 due to product price increases, partially offset by unit costs that increased 5%. Although fixed costs were down slightly from 1999, variable costs increased, due in large part to rapidly escalating energy-related costs, including natural gas, electricity, and oil costs. Costs for energy purchased in 2000 were $52 million higher than they were in 1999. Most of the increase occurred in the second half of the year.


Office Solutions Purchases of Boise's Office Papers
(thousands of tons)
320
365
410
448
476
97
98
99
00
01

Office Solutions buys more paper from our paper business than any other customer. Office Solutions purchased 476,000 tons of cut-size office papers produced by Boise in 2001, 448,000 tons in 2000, and 410,000 tons in 1999. We expect this volume to increase in 2002.

Financial Condition and Liquidity

Operating Activities. Operations provided cash of $407.6 million in 2001, $548.5 million in 2000, and $454.6 million in 1999. In 2001, net income items provided $365.6 million of cash, and favorable changes in working capital items provided $42.0 million of cash from operations. In 2000, net income items provided $437.9 million of cash, and favorable changes in working capital items provided $110.6 million of cash from operations. Net income items provided $523.2 million of cash in 1999, offset by $68.6 million of unfavorable changes in working capital items, primarily receivables.

We have sold fractional ownership interests in a defined pool of trade accounts receivable. At both December 31, 2001, and December 31, 2000, $200 million of sold accounts receivable were excluded from "Receivables" in the Balance Sheets, compared with the December 31, 1999, balance of $100 million and the December 31, 1998, balance of $79 million. The increase at December 31, 2000, in sold accounts receivable of $100 million over the amount at December 31, 1999, and the increase at December 31, 1999, in sold accounts receivable of $21 million over the amount at December 31, 1998, provided cash from operations in 2000 and 1999.

Our ratio of current assets to current liabilities was 0.98:1 in 2001, compared with 1.55:1 in 2000. The change in this ratio is primarily the result of $250 million of borrowings under our revolving credit agreement and $125 million of 9.85% notes that were reclassified from long-term debt to current portion of long-term debt in 2001.

Most of our employees are covered by noncontributory defined benefit pension plans. The assets of the pension plans are invested primarily in common stocks, fixed-income securities, and cash equivalents. The market performance of these investments affects our recorded pension obligations, expense, and cash contributions. The amount of required minimum pension liability is determined based on the value of plan assets in comparison to the plans' accrued benefit obligations. Because of a negative return on plan assets in 2001, our minimum pension liability increased significantly, resulting in a decrease of $109.4 million in shareholders' equity in "Accumulated other comprehensive income (loss)." This adjustment to the minimum pension liability was a noncash charge and did not affect net income in 2001. However, we could be required to make further cash contributions and recognize higher pension expense in future years. Assuming an asset return of 9.25% and a discount rate of 7.25% in 2002, we estimate that our 2002 pension expense would increase to approximately $32 million, compared with approximately $11 million recognized in 2001. We expect to make cash contributions of $20 million to $30 million in 2002, compared with approximately $18 million in 2001.

Rental expenses for operating leases were $62.2 million in 2001. For operating leases with remaining terms of more than one year, the minimum lease payment requirements are $44.7 million for 2002, $34.9 million for 2003, $27.7 million for 2004, $21.6 million for 2005, and $18.7 million for 2006, with total payments thereafter of $236.0 million.

We acquire a portion of our wood requirements from outside sources. Except for deposits required pursuant to wood supply contracts, no amounts are recorded until we become obligated to purchase the timber. At December 31, 2001, based on average prices at the time, the unrecorded amount of those contracts was estimated to be approximately $29 million.

Investment Activities. Cash used for investment was $234.5 million in 2001, $548.8 million in 2000, and $327.4 million in 1999. Cash expenditures for property and equipment, timber and timberlands, and investments in equity affiliates totaled $341.5 million in 2001, $314.6 million in 2000, and $227.6 million in 1999. The 2001 amount included $26.1 million for the acquisition of about 54,000 acres of timberland in Alabama and Brazil.

In 2001, we used $4.7 million of cash for one Office Solutions acquisition. We used $216.1 million of cash for the purchase of the BCOP minority shares in 2000. Cash used to purchase facilities in 2000 totaled $130.3 million and included $114.7 million for the Office Solutions acquisition of Blue Star in Australia and New Zealand and $14.6 million for the purchase of the wood I-joist plant in Canada. Cash used to purchase facilities in 1999 included $90.2 million for Furman and $9.4 million for two Office Solutions acquisitions.

Noncash consideration included in capital spending consisted of assumption of debt and recording of liabilities totaling $3.0 million in 2001, $14.0 million in 2000, and $9.7 million in 1999. Details of 2001 capital investment by business are included in the table on page 20.

We expect capital investment in 2002 to be $270 million to $290 million, excluding acquisitions. In 2001, we began construction of a new facility in Satsop, Washington, to manufacture wood-plastic composite building products. The total cost of this facility is expected to be approximately $80 million. We spent $44.3 million in 2001. The remainder will be spent in 2002. Start-up should occur in third quarter

2002. The balance of our capital spending in 2002 will be for our ongoing environmental compliance program, quality and efficiency projects, replacement, and modest purchases of timber and timberlands. During 2001, we spent $29.6 million on environmental compliance. We expect to spend approximately $20.6 million in 2002 for this purpose.

In September 2000, we sold our European office products operations for $335.3 million. After debt repayments of $17.2 million, we received $158.5 million in 2000. In early January 2001, we received a final payment, net of forward exchange contracts, of $159.6 million, which we used to reduce debt.

In October 1999, we sold 56,000 acres of timberland in central Washington. The pretax gain on the sale was $47.0 million. Net cash proceeds after transaction costs and adjustments for timber harvested were $50.2 million.

Financing Activities. Cash used for financing was $179.2 million in 2001, $3.8 million in 2000, and $134.6 million in 1999. Dividend payments totaled $49.7 million in 2001, $50.4 million in 2000, and $51.1 million in 1999. In all three years, our quarterly cash dividend was 15 cents per common share.

Changes in short-term borrowings are reflected in net changes in notes payable. Additions to long-term debt in 2001 included $25 million of medium-term notes and $14.6 million of bank debt for our Australian operations. Payments of long-term debt in 2001 included $300 million under our revolving credit agreement and repayment of $40 million of medium-term notes.



Total Debt
(millions)
$2,028
$2,025
$1,907
$1,916
$1,584
97
98
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00
01

In December 2001, a consolidated subsidiary trust issued $172.5 million of 7.5% adjustable conversion-rate equity security units that are redeemable in 2006. We used the net proceeds from this issuance to reduce borrowings under our revolving credit agreement and short-term debt. In December 2004, we will issue between 4.4 million and 5.4 million shares of our common stock and receive $172.5 million related to these securities. See Note 9 to the financial statements for additional detail.



Debt-to-Equity
(ratio)
1.26:1
1.41:1
1.18:1
1.09:1
1.00:1
97
98
99
00
01

Additions to long-term debt in 2000 included $175 million of net borrowings under our revolving credit agreement. Payments of long-term debt in 2000 included retirement of $100 million of 9.9% notes and repayment of $15 million of medium-term notes.

Additions to long-term debt in 1999 included $70 million of net borrowings under our revolving credit agreement and $59 million of medium-term notes. Payments of long-term debt in 1999 included redemption of $100 million of 9.875% notes, $59 million of medium-term notes, and $10 million under the former BCOP revolving credit agreement.

At December 31, 2001, we had $1.6 billion of debt outstanding. At December 31, 2000, we had $1.9 billion of debt outstanding. Our debt-to-equity ratio was 1.00:1 at December 31, 2001, and 1.09:1 at December 31, 2000. Changes in our credit ratings have no impact on our current senior long-term debt but could affect our costs of borrowings in future debt issuances and under the terms of our revolving credit agreements.

We have a revolving credit agreement with 23 major banks that permits us to borrow up to $600 million at variable interest rates based on the London Interbank Offered Rate (LIBOR). At December 31, 2001, the rate was 2.2%. We have entered into interest rate swaps related to $150 million of these borrowings, which gave us an effective interest rate for the revolving credit agreement of 3.8% at December 31, 2001. The revolving credit agreement contains financial covenants relating to minimum net worth, minimum interest coverage ratio, and ceiling ratio of debt to capitalization. Under this agreement, the payment of dividends depends on the existence and amount of net worth in excess of the defined minimum. Our net worth at December 31, 2001, exceeded the defined minimum by $117.2 million. At December 31, 2001, $250 million of borrowings was outstanding

2001 Capital Investment by Segment

	Acquisitions/ Expansion	Quality/ Efficiency[a]	Timber and Timberlands	Replacement, Environmental, and Other	Total
			(millions)		
Office Solutions[b]	$12	$22	$—	$ 19	$ 53
Building Solutions	62	15	8	28	113
Paper Solutions	3	38	28	107	176
Corporate and Other	1	—	—	6	7
	$78	**$75**	**$36**	**$160**	**$349**

[a] Quality and efficiency projects include quality improvements, modernization, energy, and cost-saving projects.

[b] Noncash capital expenditures totaled $3 million for the assumption of debt and recording of liabilities associated with acquisitions.

under this agreement. When the agreement expires in June 2002, any amount outstanding will be due and payable. We are currently negotiating a new revolving credit agreement.

At December 31, 2001 and 2000, we had $48.7 million and $52.0 million of short-term borrowings outstanding. The maximum amounts of combined short-term borrowings outstanding during the years ended December 31, 2001 and 2000, were $126.9 million and $173.1 million. The average amounts of short-term borrowings outstanding during the years ended December 31, 2001 and 2000, were $50.9 million and $94.0 million. For 2001 and 2000, the average interest rates for these borrowings were 4.6% and 6.7%.

Our $125 million of 9.85% notes are due and payable in June 2002.

At December 31, 2001, we had $405 million of unused shelf capacity registered with the Securities and Exchange Commission (SEC) for additional debt securities. In January 2002, we used $150 million of this capacity to sell 7.5% notes due in 2008. We used the proceeds from this sale to reduce borrowings under our revolving credit agreement and short-term debt.

Our cash requirements going forward will be funded through a combination of cash flow from operations, borrowings under our existing and future credit facilities, issuance of new debt or equity securities, and possible sales of assets.

We believe inflation has not had a material effect on our financial condition or results of operations; however, there can be no assurance that we will not be affected by inflation in the future. Our overall sales are not subject to significant seasonal variations.

Disclosures of Financial Market Risks

Changes in interest and currency rates expose the company to financial market risk. Our debt is predominantly fixed-rate. We experience only modest changes in interest expense when market interest rates change. Most foreign currency transactions have been conducted in local currencies, limiting our exposure to changes in currency rates. Consequently, our market risk-sensitive instruments do not subject us to material market risk exposure. Changes in our debt and continued international expansion could increase these risks. To manage volatility relating to these exposures, we may enter into various derivative transactions, such as interest rate swaps, rate hedge agreements, forward purchase contracts, and forward exchange contracts. We do not use derivative financial instruments for trading purposes.

The table below provides information about our financial instruments that are sensitive to changes in interest rates or foreign currency exchange rates. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. For obligations with variable interest rates, the table

Financial Instruments

December 31							2001		2000	
	2002	2003	2004	2005	2006	There-after	Total	Fair Value	Total	Fair Value
						(millions)				
Debt										
Short-term borrowings	$ 48.7	—	—	—	—	—	$ 48.7	$ 48.7	$ 52.0	$ 52.0
Average interest rates	2.2%	—	—	—	—	—	2.2%	—	7.3%	—
Long-term debt										
Fixed-rate debt payments	$ 171.0	$158.1	$ 74.5	$215.0	$ 39.1	$603.8	$1,261.5	$1,201.6	$1,315.7	$1,276.2
Average interest rates	9.2%	8.9%	7.6%	7.2%	7.6%	7.1%	7.7%	—	7.9%	—
Variable-rate debt payments	$ 250.0	—	$ 25.0	—	—	—	$ 275.0	$ 273.1	$ 550.0	$ 550.0
Average interest rates	3.8%	—	4.0%	—	—	—	3.8%	—	7.0%	—
Adjustable conversion-rate equity security units	—	—	—	—	$172.5	—	$ 172.5	$ 172.5	—	—
Average interest rate	—	—	—	—	7.5%	—	7.5%	—	—	—
Forward exchange contracts										
Notional currency (weighted average contractual exchange rate)										
Receive U.S. dollars/pay New Zealand dollars (.4138)	160.0	—	—	—	—	—	160.0	$ (.4)[a]	160.0	$ (6.6)[a]
Interest rate swaps										
Notional principal amount of interest rate exchange agreements maturing (variable to fixed)	—	$ 50.0	$100.0	—	—	—	$ 150.0	$ (4.8)	—	—
Average pay rate	—	5.4%	4.5%	—	—	—	4.8%	—	—	—
Average receive rate	—	2.1%	2.2%	—	—	—	2.2%	—	—	—

[a] Unrealized losses recorded in income at December 31, 2001 and 2000.

sets forth payout amounts based on current rates and does not attempt to project future interest rates. The interest rate swaps hedge the variable cash flow risk from the variable interest payments on $150 million of our current and anticipated future revolving credit agreements.

Forward exchange contracts were purchased to mitigate foreign currency risk related to foreign currency-denominated receivables of 187.7 million New Zealand dollars. Exchange gains and losses on the contracts partially offset exchange gains and losses on the receivables at December 31, 2001. For foreign currency forward exchange agreements outstanding as of December 31, 2001, the table presents notional amounts in the foreign currencies and weighted average contractual exchange rates by contractual maturity dates. These notional amounts are used to calculate the contractual payments to be exchanged under the contracts. The contracts mature in February 2002. Future exchange rates were not considered in the calculation of fair values at December 31, 2001.

We are exposed to modest credit-related risks in the event of nonperformance by counterparties to forward exchange contracts and interest rate swaps. However, we do not expect the counterparties, which are all major financial institutions, to fail to meet their obligations.

Other instruments subject to market risk, such as obligations for pension plans and other postretirement benefits, are not reflected in the table.

Timber Supply and Environmental Issues

Over the past several years, the amount of timber from public lands available for commercial harvest in the United States has declined significantly due to environmental litigation and changes in government policy. In 2001, we closed our plywood and lumber operations in Emmett, Idaho, and our sawmill in Cascade, Idaho, due to the significant decline in federal timber offered for sale. Further constraints on timber supply that would affect our remaining facilities may be imposed in the future. As a result, we cannot accurately predict future log supply. Additional curtailments or closures of our wood products manufacturing facilities are possible.

We meet an important share of our fiber needs with the 2.3 million acres of timberland we own or control. During 2001, 44% of our fiber needs were met by internal sources, 47% by private sources, and 9% by government sources. During 2000, these percentages were 41%, 47%, and 12%, and during 1999, they were 40%, 50%, and 10%. Long-term leases generally provide Boise with timber harvesting rights and carry with them responsibility for managing the timberlands. The remaining life of all leases ranges from 15 to 64 years. In addition, we have an option to purchase approximately 205,000 acres of timberland under lease and/or contract in the South. We manage our timberlands so that they will provide a continuous and sustainable supply of wood for future needs.

Our two Northwest pulp and paper mills receive approximately 60% of their wood chips from internal sources, including our wood products and whole-log chipping operations and our cottonwood fiber farm near Wallula, Washington. Roughly 24% of the pulp used by our Wallula uncoated free sheet machine during 2001 was made from this cottonwood fiber.

In 2001, we purchased 19,000 acres of timberland to support the operations of our pulp and paper mill in Jackson, Alabama. Fiber for our newly constructed eucalyptus veneer and plywood plant in Brazil will initially come from private sources. We also purchased 35,000 acres of plantation land in Brazil to meet future fiber requirements.

Our forest management practices embrace the American Forest & Paper Association's Sustainable Forestry Initiative (SFI℠), a comprehensive system of principles, objectives, and performance measures that integrates the sustainable growing and harvesting of trees with protection of wildlife, plants, soil, and water quality. In 2000, we implemented a Forest Stewardship Program that includes ongoing third-party audits of our forest management practices on the 2.3 million acres of timberland we own or control in the United States and on other private and public lands from which we purchase timber.

PricewaterhouseCoopers LLP, an international audit firm, completed forest management and procurement audits on 1.8 million acres of Boise's timberland in Alabama, Louisiana, Minnesota, northeastern Oregon, and Washington in 2001 and forest management audits on 500,000 acres of our timberland in Idaho and western Oregon in 2000. The PricewaterhouseCoopers audit teams included technical experts in forest engineering, forest planning, range management, silviculture, and wildlife management. Auditors interviewed Boise staff, contractors, timber dealers, state and federal agency employees, landowners from whom the company has purchased timber, and neighboring landowners. Auditors also inspected office processes and numerous sites in the forest. These audits certified our full conformance with SFI Program standards and confirmed our conformance with our internal Forest Stewardship Values and Measures. The audits identified good management practices, where our performance was judged to be above average for the industry, and opportunities for improvement, where management practices and processes could be upgraded. Based on the auditors' feedback, we are developing and implementing action plans to improve our forest management practices.

Another feature of our program is a Forest Stewardship Advisory Council of nationally known conservation experts who participate with our forest managers in reviewing audit results and recommending any changes. Our customers are also invited to accompany audit teams into the forests to observe their work. In 2001, 34 customer representatives observed our timberland audits.

We invest substantial capital to comply with federal, state, and local environmental laws and regulations. Failure to comply with pollution control standards could result in interruption or suspension of our operations or could require additional expenditures. Our operating procedures and expenditures for ongoing pollution prevention and control should allow us to continue to meet applicable environmental standards.

In 1998, the Environmental Protection Agency (EPA) published rules, often referred to as Cluster Rules, that further regulate air and water emissions from pulp and paper mills. Our capital investment to date to comply with these rules has been approximately $117 million. In 2001, we met all current requirements mandated by the Cluster Rules. We anticipate that we will spend approximately $80 million to comply with rules that must be met by 2006.

We have been notified that we are a "potentially responsible party" under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) or similar federal and state laws with respect to 20 active sites where hazardous substances or other contaminants are located. In most cases, we are one of many potentially responsible parties, and our alleged contribution to these sites is relatively minor. For sites where a range of potential liability can be determined, we have established appropriate reserves. We believe we have minimal or no responsibility with regard to several other sites. We cannot predict with certainty the total response and remedial costs, our share of the total costs, the extent to which contributions will be available from other parties, or the amount of time necessary to complete the cleanups. Based on our investigations, our experience with respect to cleanup of hazardous substances, the fact that expenditures will, in many cases, be incurred over extended periods of time, and the number of solvent potentially responsible parties, we do not currently believe that the known actual and potential response costs will, in the aggregate, materially affect our financial condition or results of operations.

In March 2000, EPA Regions VI and X issued Boise a combined Notice of Violation (NOV) alleging violations of air emission permits and the New Source Review/Prevention of Significant Deterioration program. In March 2001, the EPA issued a second NOV, supplementing the original notice. The NOV alleges violations at seven of our plywood plants and one particleboard plant for the period 1979 through 1998. No civil or criminal actions have been filed with regard to these allegations. The NOV, however, sets forth EPA's authority to seek, among other things, penalties of up to $27,500 per day for each violation. We believe federal statutes of limitation would limit any penalties assessed to a five-year period. We are negotiating with the EPA to resolve these allegations. We have had several meetings and exchanged correspondence regarding a resolution of the issues raised by the NOV. Settlements by other companies in the wood products industry that have received similar NOVs have involved the payment of penalties and agreements to install emission control equipment and undertake supplemental environmental projects. The effect of this NOV on our financial position or results of operations is unknown at this time.

Critical Accounting Policies

The SEC defines critical accounting policies as those that are most important to the portrayal of our financial condition and results and require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Our current critical accounting policies are as follows.

Long-Lived Asset Impairment. We accounted for the impairment of long-lived assets in accordance with Financial Accounting Standards Board (FASB) Statement No. 121 and, beginning in 2002, will account for it in accordance with FASB Statement No. 144. We test for impairment using undiscounted cash flows and calculate the amount of impairment using discounted cash flows. Estimates of future cash flows require judgment and may change based on, among other things, the availability of timber, environmental requirements, capital spending decisions, and market conditions.

Restructuring Charges. Because of our decision to close our Idaho plywood and lumber operations, we recorded restructuring charges to accrue for liabilities rising from that closure. We accounted for these liabilities in accordance with Emerging Issues Task Force Issue 94-3. The estimates of future liabilities may change, requiring the recording of additional closure costs or the reduction of liabilities already recorded. Changes in estimates occur when exit costs, such as teardown, environmental cleanup, and contractual obligations with no future benefit, are more or less costly than originally estimated.

Investments in Equity Affiliates. We periodically review the recoverability of investments in equity affiliates in accordance with Accounting Principles Board (APB) Opinion 18. The measurement of impairment is based on the estimated fair value of our investment. In 2001, we wrote down our investment in an equity affiliate, IdentityNow, using a discounted cash flow valuation method to determine fair value. The fair value of our investment could further decline if actual cash flows are less than projected or if IdentityNow, or the consolidated group of which it is a member, experiences additional liquidity problems.

Impairment Testing of Goodwill. We account for acquisitions under the purchase method of accounting, typically resulting in goodwill. We tested the value of goodwill in accordance with APB Opinion 17, using an undiscounted cash flow method. Beginning in 2002, we will perform an annual impairment test of goodwill under the provisions of FASB Statement No. 142. This statement requires estimates of fair values of reporting units. Estimates of fair values will vary from year to year due to changing business conditions in the United States, Canada, Australia, and New Zealand. These changes in fair values could cause us to reduce the carrying value of goodwill in future years.

Pensions. Most of our employees are covered by noncontributory defined benefit pension plans. We account for these costs in accordance with FASB Statement No. 87. That statement requires us to calculate our pension expense and liabilities using actuarial assumptions, including a discount rate assumption and a long-term asset return assumption. Returns on plan assets at, or in excess of, our asset return assumptions in past years have kept our pension expense and cash contributions to the plans at modest levels. Recent weaker market performance will significantly increase our pension expense and cash contributions in the future unless asset returns again exceed our assumptions. Changes in the interest rates that we use to determine our discount rate assumption may also cause volatility in our expense and cash contributions.

Environmental Remediation. We account for environmental remediation liabilities in accordance with the American Institute of Certified Public Accountants Statement of Position 96-1. Liabilities are recorded on an undiscounted basis when assessments and/or remedial efforts are probable and the cost can be reasonably estimated. We cannot predict with certainty the total response and remedial costs, our share of total costs, the extent to which contributions will be available from other parties, or the amount of time necessary to complete any remediation.

Outlook

The recession in the U.S. economy is continuing to dampen demand in all of our businesses. Boise's near-term results are likely to be weak. Sales in Office Solutions in early 2002 are running below prior-year levels. Product prices in Paper Solutions were lower in early 2002 than fourth-quarter 2001 averages, and we expect to continue to take market-related curtailment. Building Solutions markets were at seasonal low points in early 2002.

Longer term, we are more optimistic. If the U.S. economy improves later in 2002, as we anticipate, the company should more clearly demonstrate its earning power.

In Office Solutions, sales growth should return to high single-digit or low double-digit rates as the economy recovers. We expect to maintain operating profit in the 3.5% to 4.5% range.

Housing starts are still relatively strong, which is important to our Building Solutions business. However, new structural panel supply is scheduled to start production this year, so the pace of recovery in this business may be moderate. We expect additional contributions from our engineered wood products and building materials distribution businesses.

In Paper Solutions, significant uncoated free sheet capacity closures in the United States, conversions of uncoated capacity to coated grades in Europe, and the limited amount of new capacity being added throughout the world are shifting the balance of supply and demand for uncoated free sheet in a favorable direction. Both consumer and producer inventories are at low levels. If the U.S. economy and paper demand improve, even modestly, shipments and operating rates should rise and support much better market conditions. Given our significant position in the uncoated free sheet business, Paper Solutions financial performance should improve substantially.

Forward-Looking Statements

Our Annual Report to Shareholders, including the preceding outlook, contains forward-looking statements as defined by federal securities laws. Actual results may differ materially from those expressed in or implied by the statements. Factors that could cause actual results to differ include, among other things, fluctuations in production capacity and demand across pulp, paper, and wood products markets; changes in the U.S. and world economies and the effect of those changes on imports and exports of paper and wood products; changes in the level of white-collar employment and the effect of those changes on the purchase of office products and paper; the implementation of laws and regulations that affect timber supply and/or our expenditures for environmental compliance; catastrophic events such as fire or windstorm; changes in energy and energy-related costs; the introduction of new technologies that reduce or replace the use of resource-based products; and other factors included in our filings with the SEC.

Statements of Income (Loss)

Boise and Subsidiaries

Year Ended December 31	2001	2000	1999
	(thousands, except per-share amounts)		
Revenues			
Sales	$7,422,175	$7,806,657	$7,148,340
Costs and expenses			
Materials, labor, and other operating expenses	5,990,601	6,193,863	5,573,610
Depreciation, amortization, and cost of company timber harvested	296,023	297,700	288,994
Selling and distribution expenses	785,243	832,485	745,927
General and administrative expenses	131,720	124,177	125,273
Other (income) expense, net	129,460	(83,535)	(77,707)
	7,333,047	7,364,690	6,656,097
Equity in net income (loss) of affiliates	(8,039)	2,061	6,115
Income from operations	81,089	444,028	498,358
Interest expense	(127,688)	(151,163)	(144,740)
Interest income	1,822	5,861	2,323
Foreign exchange loss	(2,834)	(395)	(1)
	(128,700)	(145,697)	(142,418)
Income (loss) before income taxes and minority interest	(47,611)	298,331	355,940
Income tax (provision) benefit	5,494	(116,349)	(142,376)
Income (loss) before minority interest	(42,117)	181,982	213,564
Minority interest, net of income tax	(384)	(3,408)	(13,811)
Net income (loss)	**$ (42,501)**	**$ 178,574**	**$ 199,753**
Net income (loss) per common share			
Basic	**$(.96)**	**$2.89**	**$3.27**
Diluted	**$(.96)**	**$2.73**	**$3.06**

The accompanying notes are an integral part of these financial statements.

Balance Sheets

Boise and Subsidiaries

Year Ended December 31	2001	2000
	(thousands)	
Assets		
Current		
Cash and cash equivalents	$ 56,702	$ 62,820
Receivables, less allowances of $11,534,000 and $7,607,000	424,722	671,793
Inventories	652,953	747,829
Deferred income tax benefits	65,004	50,924
Other	45,646	43,955
	1,245,027	1,577,321
Property		
Property and equipment		
Land and land improvements	68,482	70,551
Buildings and improvements	675,905	648,256
Machinery and equipment	4,606,102	4,447,628
	5,350,489	5,166,435
Accumulated depreciation	(2,742,650)	(2,584,784)
	2,607,839	2,581,651
Timber, timberlands, and timber deposits	322,132	291,132
	2,929,971	2,872,783
Goodwill and intangible assets, net of amortization of $61,986,000 and $49,053,000	408,279	403,331
Investments in equity affiliates	62,162	134,757
Other assets	288,529	278,731
Total assets	**$4,933,968**	**$5,266,923**

The accompanying notes are an integral part of these financial statements.

Year Ended December 31	2001	2000
	(thousands except per-share amounts)	
Liabilities and Shareholders' Equity		
Current		
Short-term borrowings	$ 48,700	$ 52,000
Current portion of long-term debt	391,379	41,314
Income taxes payable	—	15,884
Accounts payable	503,402	596,882
Accrued liabilities		
Compensation and benefits	151,094	150,138
Interest payable	25,510	27,802
Other	145,866	130,374
	1,265,951	1,014,394
Debt		
Long-term debt, less current portion	1,062,866	1,714,776
Guarantee of ESOP debt	80,889	107,911
	1,143,755	1,822,687
Other		
Deferred income taxes	308,305	383,646
Other long-term liabilities	465,104	279,755
	773,409	663,401
Minority interest		
Company-obligated mandatorily redeemable securities of subsidiary trust holding solely debentures of parent	172,500	—
Other minority interest	—	9,469
Commitments and contingent liabilities		
Shareholders' equity		
Preferred stock – no par value; 10,000,000 shares authorized;		
Series D ESOP: $.01 stated value; 4,480,580 and 4,688,030 shares outstanding	201,626	210,961
Deferred ESOP benefit	(80,889)	(107,911)
Common stock – $2.50 par value; 200,000,000 shares authorized; 58,061,762 and 57,337,158 shares outstanding	145,154	143,343
Additional paid-in capital	466,952	454,849
Retained earnings	985,311	1,074,228
Accumulated other comprehensive income (loss)	(139,801)	(18,498)
Total shareholders' equity	1,578,353	1,756,972
Total liabilities and shareholders' equity	**$4,933,968**	**$5,266,923**
Shareholders' equity per common share	**$25.10**	**$28.85**

The accompanying notes are an integral part of these financial statements.

Statements of Cash Flows

Boise and Subsidiaries

Year Ended December 31	2001	2000	1999
		(thousands)	
Cash provided by (used for) operations			
Net income (loss)	$ (42,501)	$ 178,574	$ 199,753
Items in net income (loss) not using (providing) cash			
Equity in net (income) loss of affiliates	8,039	(2,061)	(6,115)
Depreciation, amortization, and cost of company timber harvested	296,023	297,700	288,994
Deferred income tax provision (benefit)	(17,302)	58,486	111,577
Minority interest, net of income tax	384	3,408	13,811
Restructuring activities	57,929	—	(37,815)
Write-down of assets	54,261	—	—
Other	13,705	395	1
Gains on sales of assets	(5,000)	(98,618)	(46,981)
Receivables	78,112	101,767	(93,493)
Inventories	93,084	(45,360)	(26,772)
Accounts payable and accrued liabilities	(109,150)	57,973	30,107
Current and deferred income taxes	(9,988)	6,782	13,300
Other	(10,045)	(10,528)	8,232
Cash provided by operations	407,551	548,518	454,599
Cash provided by (used for) investment			
Expenditures for property and equipment	(304,857)	(296,858)	(221,206)
Expenditures for timber and timberlands	(35,901)	(8,111)	(6,300)
Investments in equity affiliates	(783)	(9,672)	(80)
Purchase of minority interest	—	(216,087)	—
Purchases of facilities	(4,655)	(130,275)	(99,591)
Sales of assets	160,984	158,541	50,212
Other	(49,299)	(46,372)	(50,426)
Cash used for investment	(234,511)	(548,834)	(327,391)
Cash provided by (used for) financing			
Cash dividends paid			
Common stock	(34,546)	(34,356)	(34,008)
Preferred stock	(15,175)	(16,019)	(17,129)
	(49,721)	(50,375)	(51,137)
Short-term borrowings	(3,300)	(3,816)	(57,712)
Additions to long-term debt	39,559	175,370	134,426
Payments of long-term debt	(342,084)	(118,814)	(172,730)
Issuance of adjustable conversion-rate equity security units	165,225	—	—
Other	11,163	(6,164)	12,512
Cash used for financing	(179,158)	(3,799)	(134,641)
Decrease in cash and cash equivalents	(6,118)	(4,115)	(7,433)
Balance at beginning of the year	62,820	66,935	74,368
Balance at end of the year	**$ 56,702**	**$ 62,820**	**$ 66,935**

The accompanying notes are an integral part of these financial statements.

Statements of Shareholders' Equity

Boise and Subsidiaries

For the Years Ended December 31, 1999, 2000, and 2001

Common Shares Outstanding		Total Share-holders' Equity	Preferred Stock	Deferred ESOP Benefit	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)
				(thousands)				
56,338,426	Balance at December 31, 1998	$1,431,099	$241,049	$(155,731)	$140,846	$420,890	$791,618	$ (7,573)
	Comprehensive income (loss)							
	Net income	199,753	—	—	—	—	199,753	—
	Other comprehensive income (loss), net of tax							
	Cumulative foreign currency translation adjustment	(5,632)	—	—	—	—	—	(5,632)
	Minimum pension liability adjustment	1,292	—	—	—	—	—	1,292
	Other comprehensive loss	(4,340)	—	—	—	—	—	(4,340)
	Comprehensive income	$ 195,413						
	Cash dividends declared							
	Common stock	(34,129)	—	—	—	—	(34,129)	—
	Preferred stock	(17,127)	—	—	—	—	(17,127)	—
846,872	Stock options exercised	29,189	—	—	2,117	27,072	—	—
(28,731)	Treasury stock cancellations	(18,175)	(16,850)	—	(72)	(225)	(1,028)	—
991	Other	27,843	—	22,922	3	1,303	3,615	—
57,157,558	Balance at December 31, 1999	1,614,113	224,199	(132,809)	142,894	449,040	942,702	(11,913)
	Comprehensive income (loss)							
	Net income	178,574	—	—	—	—	178,574	—
	Other comprehensive income (loss), net of tax							
	Cumulative foreign currency translation adjustment	2,271	—	—	—	—	—	2,271
	Minimum pension liability adjustment	(8,856)	—	—	—	—	—	(8,856)
	Other comprehensive loss	(6,585)	—	—	—	—	—	(6,585)
	Comprehensive income	$ 171,989						
	Cash dividends declared							
	Common stock	(34,384)	—	—	—	—	(34,384)	—
	Preferred stock	(16,019)	—	—	—	—	(16,019)	—
179,157	Stock options exercised	6,201	—	—	448	5,753	—	—
(1,422)	Treasury stock cancellations	(13,279)	(13,238)	—	(4)	(11)	(26)	—
1,865	Other	28,351	—	24,898	5	67	3,381	—
57,337,158	Balance at December 31, 2000	1,756,972	210,961	(107,911)	143,343	454,849	1,074,228	(18,498)
	Comprehensive income (loss)							
	Net loss	(42,501)	—	—	—	—	(42,501)	—
	Other comprehensive loss, net of tax							
	Cumulative foreign currency translation adjustment	(9,014)	—	—	—	—	—	(9,014)
	Cash flow hedges	(2,907)	—	—	—	—	—	(2,907)
	Minimum pension liability adjustment	(109,382)	—	—	—	—	—	(109,382)
	Other comprehensive loss	(121,303)	—	—	—	—	—	(121,303)
	Comprehensive loss	$ (163,804)						
	Cash dividends declared							
	Common stock	(34,653)	—	—	—	—	(34,653)	—
	Preferred stock	(15,180)	—	—	—	—	(15,180)	—
717,639	Stock options exercised	21,735	—	—	1,794	19,941	—	—
(3,940)	Treasury stock cancellations	(9,460)	(9,335)	—	(10)	(31)	(84)	—
10,905	Other	22,743	—	27,022	27	(7,807)	3,501	—
58,061,762	**Balance at December 31, 2001**	**$1,578,353**	**$201,626**	**$ (80,889)**	**$145,154**	**$466,952**	**$985,311**	**$(139,801)**

The accompanying notes are an integral part of these financial statements.

1. Summary of Significant Accounting Policies

☐ **Nomenclature.** Beginning with our 2001 Annual Report, we have changed our company trade name to Boise and the names of our reportable business segments to Office Solutions, Building Solutions, Paper Solutions, and Corporate and Other. Previously, we have referred to Boise Cascade Corporation and the office products, building products, paper and paper products, and corporate and other segments.

☐ **Consolidation and Use of Estimates.** The financial statements include the accounts of the company and all subsidiaries after elimination of intercompany balances and transactions. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may vary from those estimates.

☐ **Foreign Currency Translation.** Local currencies are considered the functional currencies for most of our operations outside the United States. Assets and liabilities are translated into U.S. dollars at the rate of exchange in effect at the balance sheet date. Revenues and expenses are translated into U.S. dollars at average monthly exchange rates prevailing during the year. Resulting translation adjustments are included in "Accumulated other comprehensive income (loss)." The foreign exchange losses reported in the Statements of Income (Loss) rose primarily from transaction adjustments where the U.S. dollar is the functional currency (see Note 10).

☐ **Revenue Recognition.** We recognize revenue when title to the goods sold passes to the buyer.

☐ **Cash and Cash Equivalents.** Cash equivalents consist of short-term investments that have a maturity of three months or less at the date of purchase.

☐ **Inventory Valuation.** Inventories are valued at the lower of cost or market. Cost is based on the last-in, first-out (LIFO) method of inventory valuation for raw materials and finished goods inventories at most of our domestic wood products and paper manufacturing facilities. Manufactured inventories include costs for materials, labor, and factory overhead. Approximately 30% of our inventories are accounted for under this method. In 2001, inventory quantity reductions caused a liquidation of LIFO inventory values. The effect of this liquidation was to reduce our pretax loss by $9.0 million, or 10 cents per basic and diluted share. For all other inventories, cost is based on the average or first-in, first-out (FIFO) valuation method.

Inventories include the following:

December 31	2001	2000
	(thousands)	
Finished goods and work in process	$507,223	$583,030
Logs	62,390	87,176
Other raw materials and supplies	135,796	141,888
LIFO reserve	(52,456)	(64,265)
	$652,953	**$747,829**

☐ **Property.** Property and equipment are recorded at cost. Cost includes expenditures for major improvements and replacements and the net amount of interest cost associated with significant capital additions. Capitalized interest was $1.9 million in 2001, $1.5 million in 2000, and $0.2 million in 1999. Gains and losses from sales and retirements are included in income as they occur. Most of our paper and wood products manufacturing facilities determine depreciation by the units-of-production method; other operations use the straight-line method.

Depreciation is computed over the following estimated useful lives:

Buildings and improvements	20 to 40 years
Furniture and fixtures	5 to 10 years
Machinery, equipment, and delivery trucks	4 to 20 years
Leasehold improvements	10 to 40 years

☐ **Timber and Timberlands.** Timber and timberlands are stated at cost, less the accumulated cost of timber previously harvested. The vast majority of our timberlands are long-rotation, which have growing cycles averaging over 40 years. Capitalized costs for these timberlands include site preparation, seeding, and planting. Other costs, including thinning, fertilization, pest control, herbicide application, leases of timberland, property taxes, and interest costs, are expensed as incurred. At our short-rotation fiber farms, which have growing cycles averaging seven years, costs of planting, thinning, fertilization, pest control, herbicide application, and irrigation are capitalized in accordance with accounting requirements for agricultural products, which this timber more closely resembles. Costs of administration, insurance, property taxes, and interest are expensed. We charge capitalized costs, excluding land, against revenue at the time the timber is harvested, based on annually determined depletion rates. These charges are included in "Depreciation, amortization, and cost of company timber harvested" in the accompanying Statements of Income (Loss).

For each of our facilities, we identify a geographic area from which we can economically deliver timber to the facility. We determine depletion rates for our timber ownership in each of these geographic areas. Depletion rates are calculated at the end of each year based on the capitalized costs and the estimated volume of timber that is mature enough to be harvested and processed. The estimated available volume is computed by adding an estimate of current-year growth to the prior-year ending balance, less the current-year harvest. We test periodically, and revise when appropriate, the volume and growth estimates, using statistical sampling techniques and data from monitored growth plots. The rate calculated at the end of the year is used to calculate the cost of timber harvested in the subsequent year. We do not change our accounting when the timber reaches maturity or when harvesting begins. Logging roads are amortized over their expected useful lives or as related timber is harvested.

We acquire a portion of our wood requirements from outside sources. Except for deposits required pursuant to wood supply contracts, no amounts are recorded until we become obligated to purchase the timber. At December 31, 2001, based on average prices at the time, the unrecorded amount of those contracts was estimated to be approximately $29 million.

☐ **Goodwill and Intangible Assets.** Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and intangible assets of businesses acquired. Goodwill is amortized on a straight-line basis over its expected useful life, not to exceed 40 years. Goodwill, net of amortization, totaled $385.2 million and $396.8 million at December 31, 2001 and 2000. Intangible assets represent the values assigned to noncompete agreements, customer lists and relationships, and exclusive distribution rights of businesses acquired. Intangible assets are amortized on a straight-line basis over their expected useful lives, which range from three years to 20 years. Intangible assets, net of amortization, totaled $23.1 million and $6.5 million at December 31, 2001 and 2000. Periodically, we review the recoverability of goodwill and intangible assets. The measurement of possible impairment is based on the ability to recover the balance of the goodwill and intangible assets from expected future operating cash flows on an undiscounted basis. Amortization expense was $12.9 million in 2001, $14.9 million in 2000, and $15.1 million in 1999. See "New Accounting Standards" in Note 1 for changes in accounting for goodwill.

☐ **Investments in Equity Affiliates.** We use the equity method to account for investments in which we have more than a passive investment but do not control. We periodically review the recoverability of investments in equity affiliates. The measurement of possible impairment is based on the estimated fair value of our investment (see Note 7).

☐ **Deferred Software Costs.** We defer software costs that benefit future years. These costs are amortized on the straight-line method over the expected life of the software. "Other assets" in the Balance Sheets includes deferred software costs of $67.8 million and $59.7 million at December 31, 2001 and 2000. Amortization of deferred software costs totaled $20.3 million, $15.4 million, and $12.6 million in 2001, 2000, and 1999.

☐ **Environmental Remediation and Compliance.** Environmental expenditures resulting in additions to property and equipment that increase useful lives are capitalized, while other environmental expenditures are charged to expense. Liabilities are recorded when assessments and/or remedial efforts are probable and the cost can be reasonably estimated. We accrue for landfill closure costs over the periods that benefit from the use of the landfill. These environmental liabilities are not discounted.

☐ **Research and Development Costs.** Research and development costs are expensed as incurred. During 2001, research and development expenses were $4.8 million, compared with $5.1 million in 2000 and $3.6 million in 1999.

☐ **Advertising and Catalog Costs.** We expense the cost of advertising, except for catalog costs. The costs of producing and distributing sales catalogs are capitalized and charged to expense in the periods in which the related sales occur. Advertising expense was $45.0 million in 2001, $74.2 million in 2000, and $83.7 million in 1999 and is recorded in "Selling and distribution expenses." Capitalized catalog costs, which are included in "Other current assets," totaled $13.1 million at December 31, 2001, and $12.9 million at December 31, 2000.

☐ **New Accounting Standards.** In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. The provisions of Statement No. 141 became effective July 1, 2001. The provisions of Statement No. 142 became effective January 1, 2002.

Statement No. 141 should have little impact on us. We have used the purchase method to account for recent acquisitions, which is continued under the new standard. Statement No. 142 requires us to assess our acquired goodwill for impairment annually. We will complete that initial assessment, in accordance with the provisions of the standard, in 2002. We also stopped amortizing goodwill January 1, 2002. For the year ended December 31, 2001, amortization of goodwill that will no longer be required totaled $10.1 million pretax, or 14 cents per diluted share.

In August 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. This statement addresses financial accounting and reporting obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. Under the new statement, we will record both an initial asset and a liability for estimated costs of legal obligations associated with the retirement of long-lived assets. The initial asset will be depreciated over the expected useful life of the asset. This statement will change our accounting for landfill closure costs. We currently accrue the estimated costs of closure over the expected useful life of the landfill. These costs have not been material in any individual year. We are assessing the impact of this statement on our results of operations and financial position. We will adopt this statement January 1, 2003.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. We adopted this statement January 1, 2002. It should not have a significant impact on our results of operations or financial position.

2. Net Income (Loss) Per Common Share

Net income (loss) per common share was determined by dividing net income (loss), as adjusted, by applicable shares outstanding. For 2001, the computation of diluted net loss per share was antidilutive; therefore, the amounts reported for basic and diluted loss were the same.

Year Ended December 31	2001	2000	1999
	(thousands, except per-share amounts)		
Basic			
Net income (loss)	$(42,501)	$178,574	$199,753
Preferred dividends[a]	(13,085)	(13,095)	(13,559)
Basic income (loss)	**$(55,586)**	**$165,479**	**$186,194**
Average shares used to determine basic income (loss) per common share	**57,680**	**57,288**	**56,861**
Basic income (loss) per common share	**$ (.96)**	**$ 2.89**	**$ 3.27**
Diluted			
Basic income (loss)	$(55,586)	$165,479	$186,194
Preferred dividends eliminated	—	13,095	13,559
Supplemental ESOP contribution	—	(11,192)	(11,588)
Diluted income (loss)[b]	**$(55,586)**	**$167,382**	**$188,165**
Average shares used to determine basic income (loss) per common share	57,680	57,288	56,861
Stock options and other	—	253	419
Series D Convertible Preferred Stock	—	3,872	4,139
Average shares used to determine diluted income (loss) per common share[b][c]	**57,680**	**61,413**	**61,419**
Diluted income (loss) per common share	**$ (.96)**	**$ 2.73**	**$ 3.06**

[a] The dividend attributable to our Series D Convertible Preferred Stock held by our ESOP (employee stock ownership plan) is net of a tax benefit.

[b] Adjustments totaling $1,347,000 in 2001, which reduced the basic loss to arrive at diluted loss, were excluded because the calculation of diluted loss per share was antidilutive. Also in 2001, 4,117,000 potentially dilutive common shares were excluded from average shares because they were antidilutive.

[c] Options to purchase 2,917,000, 2,782,000, and 1,495,000 shares of common stock were outstanding during 2001, 2000, and 1999 but were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the common shares. Forward contracts to purchase 5,237,000 shares of common stock were outstanding during 2001 but were not included in the computation of diluted earnings per share because the strike price was greater than the market price of the common shares. No similar forward purchase contracts were outstanding in 2000 or 1999.

3. Other (Income) Expense, Net

"Other (income) expense, net" includes nonroutine and miscellaneous income and expense items. In first quarter 2001, our Corporate and Other segment recorded a $10.9 million pretax, noncash charge to accrue for a one-time liability related to postretirement benefits for our Northwest hourly paperworkers. These workers participated in a multiemployer trust that converted to a single employer trust. In October 1999, we sold 56,000 acres of timberland in central Washington.

The components of "Other (income) expense, net" in the Statements of Income (Loss) are as follows:

Year Ended December 31	2001	2000	1999
		(thousands)	
Write-down of equity investment (Note 7)	$ 54,261	$ —	$ —
Sale of European operations (Note 14)	(5,000)	(98,618)	—
Restructuring activities (Note 13)	57,929	—	(37,022)
Sale of timberlands	—	—	(46,981)
Sales of receivables (Note 6)	8,372	9,317	5,474
Postretirement benefits	10,871	—	—
Other, net	3,027	5,766	822
	$129,460	**$(83,535)**	**$(77,707)**

4. Income Taxes

The income tax (provision) benefit shown in the Statements of Income (Loss) includes the following:

Year Ended December 31	2001	2000	1999
		(thousands)	
Current income tax (provision) benefit			
Federal	$ (926)	$ (33,382)	$ (15,245)
State	(2,296)	(14,059)	(2,077)
Foreign	(8,586)	(10,422)	(13,477)
	(11,808)	(57,863)	(30,799)
Deferred income tax (provision) benefit			
Federal	12,601	(54,788)	(96,716)
State	4,701	(1,336)	(18,035)
Foreign	—	(2,362)	3,174
	17,302	(58,486)	(111,577)
Total income tax (provision) benefit	**$ 5,494**	**$(116,349)**	**$(142,376)**

During 2001, 2000, and 1999, we made cash payments, net of refunds received, of $13.0 million, $48.6 million, and $14.9 million.

A reconciliation of the statutory U.S. federal tax (provision) benefit and our reported tax (provision) benefit is as follows:

Year Ended December 31	2001	2000	1999
		(thousands)	
Statutory tax (provision) benefit	$16,664	$(104,416)	$(124,579)
State taxes	1,563	(10,007)	(13,073)
Foreign tax provision different from theoretical rate	(2,877)	(9,723)	(4,407)
Charitable contributions	4,725	6,828	—
Nondeductible write-down of assets	(14,871)	—	—
Other, net	290	969	(317)
Reported tax (provision) benefit	**$ 5,494**	**$(116,349)**	**$(142,376)**

At December 31, 2001, we had $99.4 million of alternative minimum tax credits, which may be carried forward indefinitely.

The components of the net deferred tax liability in the Balance Sheets are as follows:

December 31	2001		2000	
	Assets	Liabilities	Assets	Liabilities
	(thousands)			
Employee benefits	$196,533	$ 48,333	$115,457	$ 38,644
Property and equipment and timber and timberlands	23,235	520,663	23,269	528,619
Alternative minimum tax	99,438	—	99,507	—
Reserves	16,578	—	11,782	—
Inventories	10,399	—	10,549	12
State income taxes	25,673	47,619	25,672	45,963
Deferred charges	1,613	6,405	5,348	7,641
Differences in bases of investments	3,524	4,977	3,836	6,752
Other	40,316	32,613	27,524	28,035
	$417,309	**$660,610**	**$322,944**	**$655,665**

Pretax income (loss) from domestic and foreign sources is as follows:

Year Ended December 31	2001	2000	1999
		(thousands)	
Domestic	$(59,105)	$287,430	$336,886
Foreign	11,494	10,901	19,054
Pretax income (loss)	**$(47,611)**	**$298,331**	**$355,940**

At December 31, 2001, our foreign subsidiaries had $61.5 million of undistributed earnings that had been indefinitely reinvested. It is not practical to make a determination of the additional U.S. income taxes, if any, that would be due upon remittance of these earnings until the remittance occurs.

5. Leases

Lease obligations for which we assume substantially all property rights and risks of ownership are capitalized. All other leases are treated as operating leases. We did not have any material capital leases during any of the periods presented. Rental expenses for operating leases were $62.2 million in 2001, $62.6 million in 2000, and $61.2 million in 1999. For operating leases with remaining terms of more than one year, the minimum lease payment requirements are $44.7 million for 2002, $34.9 million for 2003, $27.7 million for 2004, $21.6 million for 2005, and $18.7 million for 2006, with total payments thereafter of $236.0 million.

Substantially all lease agreements have fixed payment terms based on the passage of time. Some lease agreements provide us with the option to purchase the leased property. Additionally, some agreements contain renewal options averaging ten years, with fixed payment terms similar to those in the original lease agreements.

6. Receivables

We have sold fractional ownership interests in a defined pool of trade accounts receivable. At both December 31, 2001, and December 31, 2000, $200 million of sold accounts receivable were excluded from "Receivables" in the accompanying Balance Sheets, compared with the December 31, 1999, balance of $100 million and the December 31, 1998, balance of $79 million. The increase at December 31, 2000, in sold accounts receivable of $100 million over the amount at December 31, 1999, and the increase of $21 million at December 31, 1999, over the amount at December 31, 1998, provided cash from operations in 2000 and 1999. The portion of fractional ownership interest retained by us is included in accounts receivable in the Balance Sheets. This program consists of a revolving sale of receivables committed to by the purchasers for 364 days and is subject to renewal. Costs related to the program are included in "Other (income) expense, net" in the Statements of Income (Loss). Under the accounts receivable sale agreement, the maximum amount available from time to time is subject to change based on the level of eligible receivables, restrictions on concentrations of receivables, and the historical performance of the receivables we sell.

At December 31, 2000, the receivables balance included a $167.5 million note receivable due and paid on January 3, 2001, from the sale of our European office products operations.

7. Investments in Equity Affiliates

In October 2000, Office Solutions contributed the assets of Boise Marketing Services, Inc. (BMSI), our majority-owned promotional products subsidiary, to IdentityNow. IdentityNow provides corporate branded merchandise, promotional products, and related items for Fortune 1000 companies. This transaction was accounted for as a purchase business combination. IdentityNow issued shares of its voting common stock in exchange for the assets of BMSI. The assets exchanged were nonmonetary. The common stock of neither BMSI nor IdentityNow is traded on a public exchange. Based on the post-merger business plan and cash flow projections, the value of the IdentityNow common stock received was equal to the value of the BMSI assets contributed. Accordingly, no gain or loss was recorded on the transaction. As a result of the merger, we hold approximately a 29% equity position in IdentityNow. We account for our investment under the equity method of accounting. Our investment in this venture was $25.0 million and $92.4 million at December 31, 2001 and 2000. Sales for BMSI totaled $74.0 million prior to the merger in 2000 and $103.4 million in 1999.

In December 2001, we wrote down to its estimated fair value our investment in IdentityNow. We recorded a noncash, pretax charge of $54.3 million. We recorded a $4.6 million tax benefit related to this write-down. In December, we received notice that the consolidated group of which IdentityNow is a member is experiencing liquidity problems that could affect IdentityNow. In addition, the promotional products industry was hard hit in 2001 by the decline in the U.S. economy, as companies reduced their discretionary spending. Also in December, IdentityNow provided us with revised revenue projections showing lower sales for the company than previously estimated. Based on this information, we concluded that a decline in the fair value of our investment in IdentityNow was more than temporary. We wrote down our investment using a discounted cash flow valuation method.

Our other principal investment in affiliates, which we account for under the equity method, is a 47% interest in Voyageur Panel, which owns an oriented strand board plant in Barwick, Ontario, Canada. A Canadian forest products manufacturer and two insurance companies own the other equity interests. Our investment in this venture was $36.1 million and $37.6 million at December 31, 2001 and 2000. During 2001, Voyageur Panel had sales to Boise of $27.5 million, compared with $32.4 million in 2000 and $34.3 million in 1999. We have an agreement with Voyageur Panel under which we operate the plant and market its product. During 2001, Voyageur Panel paid us sales commissions of $1.9 million, compared with $2.6 million in 2000 and $3.0 million in 1999. Management fees paid to us by Voyageur Panel were $1.1 million in 2001, compared with $1.0 million in both 2000 and 1999. The debt of this affiliate, which totaled $15.6 million at December 31, 2001, and $26.0 million at December 31, 2000, has been issued without recourse to us. The other shareholders have the right to require Voyageur Panel to buy their equity interests at fair market value. We have the right to buy any shares sold back to Voyageur Panel before they are sold to other investors.

8. Debt

At December 31, 2001, we had a revolving credit agreement with 23 major banks that permits us to borrow as much as $600 million at variable interest rates based on the London Interbank Offered Rate (LIBOR). At December 31, 2001, the rate was 2.2%. We have entered into interest rate swaps related to $150 million of these borrowings, which gave us an effective interest rate for the revolving credit agreement of 3.8% at December 31, 2001 (see Note 10). The revolving credit agreement contains financial covenants relating to minimum net worth, minimum interest coverage ratio, and ceiling ratio of debt to capitalization. Under this agreement, the payment of dividends depends on the existence and amount of net worth in excess of the defined minimum. Our net worth at December 31, 2001, exceeded the defined minimum by $117.2 million. Borrowings under this agreement were $250 million at December 31, 2001. When the agreement expires in June 2002, any amount outstanding will be due and payable. We are currently negotiating a new revolving credit agreement.

At December 31, 2001 and 2000, we had $48.7 million and $52.0 million of short-term borrowings outstanding. The maximum amounts of combined short-term borrowings outstanding during the years ended December 31, 2001 and 2000, were $126.9 million and $173.1 million. The average amounts of short-term borrowings outstanding during the years ended December 31, 2001 and 2000, were $50.9 million and $94.0 million. For 2001 and 2000, the average interest rates for these borrowings were 4.6% and 6.7%.

Long-term debt, almost all of which is unsecured, consists of the following:

December 31	2001[a]	2000
	(thousands)	
9.85% notes, due in 2002	$ 125,000	$ 125,000
7.05% notes, due in 2005, net of unamortized discount of $158,000	149,842	149,795
9.45% debentures, due in 2009, net of unamortized discount of $176,000	149,824	149,801
7.35% debentures, due in 2016, net of unamortized discount of $75,000	124,925	124,919
Medium-term notes, Series A, with interest rates averaging 7.8% and 8.1%, due in varying amounts annually through 2019	353,005	368,005
Revenue bonds and other indebtedness, with interest rates averaging 5.7% and 6.7%, due in varying amounts annually through 2029, net of unamortized discount of $170,000	283,249	269,163
American & Foreign Power Company Inc. 5% debentures, due in 2030, net of unamortized discount of $810,000	18,400	19,407
Revolving credit borrowings, with interest rates averaging 3.8% and 7.0%	250,000	550,000
	1,454,245	1,756,090
Less current portion	391,379	41,314
	1,062,866	1,714,776
Guarantee of 8.4% ESOP debt, due in installments through 2004	80,889	107,911
	$1,143,755	**$1,822,687**

[a] The amount of net unamortized discount disclosed applies to long-term debt outstanding at December 31, 2001.

At December 31, 2001, we had $405 million of unused shelf capacity registered with the SEC for additional debt securities. In January 2002, we used $150 million of this capacity to sell 7.5% notes due in 2008. We used proceeds from this sale to reduce amounts outstanding under our revolving credit agreement and short-term debt.

In March 2000, we retired $100 million of 9.9% notes. Our $125 million of 9.85% notes mature in June 2002 and are classified in current portion of long-term debt at December 31, 2001.

The scheduled payments of long-term debt are $391.4 million in 2002, $125.6 million in 2003, $80.3 million in 2004, $214.9 million in 2005, and $39.0 million in 2006. Of the total amount in 2002, $250 million represents the amount outstanding at December 31, 2001, under our revolving credit agreement.

Cash payments for interest, net of interest capitalized, were $130.0 million in 2001, $153.0 million in 2000, and $151.3 million in 1999.

We have guaranteed the debt used to fund an employee stock ownership plan (ESOP) that is part of the Savings and Supplemental Retirement Plan for our U.S. salaried employees (see Note 11). We have recorded the debt in our Balance Sheets, along with an offset in the shareholders' equity section that is titled "Deferred ESOP benefit." We have guaranteed tax indemnities on the ESOP debt. The interest rate on the guaranteed debt is subject to adjustment for events described in the loan agreement.

9. Company-Obligated Mandatorily Redeemable Securities of Subsidiary Trust

In December 2001, Boise Cascade Trust I issued 3,450,000 7.5% adjustable conversion-rate equity security units to the public at an aggregate offering price of $172.5 million. Boise Cascade Trust I is a statutory business trust wholly owned by the company. There are two components of each unit. Investors received a preferred security issued by the trust with a liquidation amount of $50, mandatorily redeemable in December 2006. From each unit, investors receive a quarterly distribution at the annual rate of 7.5%. The rate will reprice in September 2004 based on then-market rates of return. Investors also received a contract to purchase common shares of Boise for $50 in December 2004. For each unit, investors will receive between 1.2860 and 1.5689 of our common shares, depending on the average trading price of our common stock at that time. The units trade on the New York Stock Exchange under ticker symbol BEP.

The trust used the proceeds from the offering to purchase debentures issued by Boise. These debentures are 7.5% senior, unsecured obligations that mature in December 2006. They carry the same payment terms as the preferred securities issued by the trust. We irrevocably guarantee the trust's distributions on the preferred securities. Our guarantee is senior and unsecured and is limited to the funds the trust receives from the debentures. We used the proceeds from the sale of the debentures to the trust to reduce amounts outstanding under our revolving credit agreement and short-term debt.

The units are shown on our Balance Sheet as minority interest in the caption "Company-obligated mandatorily redeemable securities of subsidiary trust holding solely debentures of parent." We report distributions on the units, whether paid or accrued, as a charge to "Minority interest, net of income tax" in our consolidated Statements of Income (Loss).

10. Financial Instruments

On January 1, 2001, we adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended. Adoption of this statement had no material impact on our results of operations or financial position.

Changes in interest and currency rates expose the company to financial market risk. Our debt is predominantly fixed-rate. At December 31, 2001, the estimated current market value of the company's debt, based on then-current interest rates for similar obligations with like maturities, was approximately $62 million less than the amount of debt reported in the Balance Sheet. The estimated fair values of our other financial instruments, cash and cash equivalents, receivables, and short-term borrowings are the same as their carrying values. In the opinion of management, we do not have any significant concentration of credit risks. Concentration of credit risks with respect to trade receivables is limited, due to the wide variety of customers and channels to and through which our products are sold, as well as their dispersion across many geographic areas.

We have only limited involvement with derivative financial instruments and do not use them for trading purposes. Financial instruments such as interest rate swaps, rate hedge agreements, forward purchase contracts, and forward exchange contracts are used periodically to manage well-defined risks. Interest rate swaps, rate hedge agreements, and forward purchase contracts are used to hedge underlying debt obligations or anticipated transactions. For qualifying hedges, the interest rate differential is reflected as an adjustment to interest expense over the life of the swap or underlying debt. Gains and losses related to qualifying hedges of foreign currency firm commitments and anticipated transactions are deferred and recognized in income or as adjustments of carrying amounts when the hedged transactions occur. Unrealized gains and losses on all other forward exchange contracts are included in current-period net income.

At December 31, 2001, we had forward exchange contracts that were purchased to mitigate exchange risk related to 187.7 million New Zealand dollar-denominated receivables. Exchange gains and losses on the forward exchange contracts partially offset exchange gains and losses on the receivables. These contracts mature in February 2002 and had a notional amount in New Zealand dollars of 160.0 million, a weighted average contractual exchange rate of 0.4138, and a fair value of $(0.4) million at December 31, 2001, based on the spot rate on that date. Valuation gains and losses on these contracts are recognized in income as they occur.

In February 2001, we entered into two interest rate swaps with notional amounts of $50 million each, maturing in February 2003 and February 2004. Also, in November 2001, we entered into an interest rate swap with a notional amount of $50 million, maturing in November 2004. The swaps hedge the variable cash flow risk from the variable interest payments on $150 million of our current and anticipated future revolving credit agreements. The effective fixed interest rates resulting from the swaps are 5.4%, 5.6%, and 3.5%. The fair value of these swaps, net of taxes, is recorded in "Accumulated other comprehensive income (loss)" and then reclassified to interest expense as interest expense is recognized on the revolving credit agreement. Amounts reclassified in 2001 totaled $1.4 million. Assuming no change in interest rates, $2.9 million would be reclassified in 2002. Ineffectiveness related to these hedges was not significant.

We are exposed to modest credit-related risks in the event of nonperformance by counterparties to these forward exchange contracts and interest rate swaps. However, we do not expect the counterparties, which are all major financial institutions, to fail to meet their obligations.

11. Retirement and Benefit Plans

Most of our employees are covered by noncontributory defined benefit pension plans. The pension benefit for salaried employees is based primarily on the employees' years of service and highest five-year average compensation. The benefit for hourly employees is generally based on a fixed amount per year of service. Our contributions to our pension plans vary from year to year, but we have made at least the minimum contribution required by law in each year. The assets of the pension plans are invested primarily in common stocks, fixed-income securities, and cash equivalents.

We also sponsor contributory savings and supplemental retirement plans for most of our salaried and hourly employees. The program for salaried employees includes an employee stock ownership plan. Under that plan, our Series D ESOP convertible preferred stock (see Note 12) is being allocated to eligible participants through 2004, as principal and interest payments are made on the ESOP debt guaranteed by the company. Total expense for these plans was $27.9 million in 2001, $26.2 million in 2000, and $24.2 million in 1999.

The type of retiree health care benefits and the extent of coverage vary based on employee classification, date of retirement, location, and other factors. All of our postretirement health care plans are unfunded. We explicitly reserve the right to amend or terminate our retiree medical plans at any time, subject only to constraints, if any, imposed by the terms of collective bargaining agreements. Accrual of costs pursuant to accounting standards does not affect, or reflect, our ability to amend or terminate these plans. Amendment or termination may significantly impact the amount of expense incurred.

For measurement purposes, a 6.25% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2001. The initial 1992 trend rate for medical care costs was 8.5%, which was assumed to decrease ratably over the following ten years to 6%. A 1% increase in the trend rate for medical care costs would have increased the December 31, 2001, benefit obligation by $4.0 million and postretirement health care expense for the year ended December 31, 2001, by $0.4 million. A 1% decrease in the trend rate for medical care costs would have decreased the December 31, 2001, benefit obligation by $3.4 million and postretirement health care expense for the year ended December 31, 2001, by $0.3 million.

The following table, which includes only company-sponsored plans, reconciles the beginning and ending balances of our benefit obligation:

	Pension Benefits		Other Benefits	
	2001	2000	2001	2000
	(millions)			
Change in benefit obligation				
Benefit obligation at beginning of year	$1,379	$1,301	$ 91	$ 74
Service cost	34	31	1	1
Interest cost	97	92	7	6
Amendments	2	25	8	1
Actuarial loss	37	8	2	7
Canadian obligations	—	—	(1)	10
Closures and curtailments	7	1	—	—
Benefits paid	(84)	(79)	(10)	(8)
Benefit obligation at end of year	**$1,472**	**$1,379**	**$ 98**	**$ 91**

The following table reconciles the beginning and ending balances of the fair value of plan assets:

	Pension Benefits		Other Benefits	
	2001	2000	2001	2000
	(millions)			
Change in plan assets				
Fair value of plan assets at beginning of year	$1,264	$1,334	$—	$—
Actual return on plan assets	(51)	4	—	—
Employer contribution	18	3	—	—
Benefits paid	(82)	(77)	—	—
Fair value of plan assets at end of year	**$1,149**	**$1,264**	**$—**	**$—**

The following table shows the aggregate funded status of our plans, including amounts not recognized and recognized in our Statements of Income (Loss). The funded status changes from year to year based on the investment return from plan assets.

	Pension Benefits 2001	Pension Benefits 2000	Other Benefits 2001	Other Benefits 2000
	(millions)			
Funded status	$(323)	$(115)	$(98)	$(91)
Unrecognized actuarial loss	304	89	8	6
Unrecognized transition obligation	—	—	5	9
Unrecognized prior service cost	41	49	(6)	(7)
Net amount recognized	**$ 22**	**$ 23**	**$(91)**	**$(83)**

The following table shows the amounts recognized in our Balance Sheets. Assets are included in "Other assets," and liabilities are included in "Other long-term liabilities."

	Pension Benefits 2001	Pension Benefits 2000	Other Benefits 2001	Other Benefits 2000
	(millions)			
Prepaid benefit cost	$ 52	$ 52	$—	$—
Accrued benefit liability	(268)	(95)	(91)	(83)
Intangible asset	41	48	—	—
Accumulated other comprehensive income (loss), before tax	197	18	—	—
Net amount recognized	**$ 22**	**$ 23**	**$(91)**	**$(83)**

The assumptions used in accounting for our plans are estimates of factors that will determine, among other things, the amount and timing of future benefit payments. The following table presents the assumptions used:

	Pension Benefits 2001	Pension Benefits 2000	Pension Benefits 1999	Other Benefits 2001	Other Benefits 2000	Other Benefits 1999
Weighted average assumptions as of December 31						
Discount rate	7.25%	7.25%	7.25%	7.25%	7.25%	7.25%
Expected return on plan assets	9.75%	9.75%	9.75%	—	—	—
Rate of compensation increase	4.75%	4.75%	4.75%	—	—	—

The components of net periodic benefit cost are as follows:

Year Ended December 31	Pension Benefits 2001	Pension Benefits 2000	Pension Benefits 1999	Other Benefits 2001	Other Benefits 2000	Other Benefits 1999
		(thousands)			(thousands)	
Service cost	$ 33,862	$ 31,304	$ 32,167	$ 1,283	$ 1,290	$ 830
Interest cost	97,343	92,236	87,580	6,758	6,310	5,170
Expected return on plan assets	(127,414)	(125,327)	(119,046)	—	—	—
Recognized actuarial (gain) loss	266	331	816	222	48	(260)
Amortization of prior service costs and other	6,514	5,741	4,327	(1,865)	(1,677)	(2,320)
Company-sponsored plans	10,571	4,285	5,844	6,398	5,971	3,420
Multiemployer pension plans	573	533	549	—	—	—
Net periodic benefit cost	**$ 11,144**	**$ 4,818**	**$ 6,393**	**$ 6,398**	**$ 5,971**	**$ 3,420**

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $1.5 billion, $1.4 billion, and $1.1 billion as of December 31, 2001, and $543 million, $534 million, and $448 million as of December 31, 2000.

12. Shareholders' Equity

☐ **Preferred Stock.** At December 31, 2001, 4,480,580 shares of 7.375% Series D ESOP convertible preferred stock were outstanding. The stock is shown in the Balance Sheets at its liquidation preference of $45 per share. The stock was sold in 1989 to the trustee of our ESOP for salaried employees and will be allocated to eligible participants through 2004 (see Note 11). Of the total shares outstanding, 3,105,582 shares have been allocated to participants of the plan. Each ESOP preferred share is entitled to one vote, bears an annual cumulative dividend of $3.31875, and is convertible at any time by the trustee to 0.80357 share of common stock. The ESOP preferred shares may not be redeemed for less than the liquidation preference.

☐ **Common Stock.** We are authorized to issue 200,000,000 shares of common stock, of which 58,061,762 shares were issued and outstanding at December 31, 2001. Of the unissued shares, 18,478,345 shares were reserved for the following:

Conversion or redemption of Series D ESOP preferred stock	3,600,459
Issuance under Key Executive Stock Option Plan	9,009,698
Issuance under Director Stock Compensation Plan	77,297
Issuance under Director Stock Option Plan	187,500
Issuance under Key Executive Deferred Compensation Plan	190,681
Issuance under Adjustable Conversion-Rate Equity Security Units	5,412,710

We have a shareholder rights plan that was adopted in December 1988, amended in September 1990, and renewed in September 1997. The renewed rights plan became effective in December 1998 and expires in December 2008. Details are set forth in the Renewed Rights Agreement filed with the SEC on November 12, 1997.

☐ **Accumulated Other Comprehensive Income (Loss).** At December 31, 2001, the balance in the Statements of Shareholders' Equity for "Accumulated other comprehensive income (loss)" consisted of a minimum pension liability adjustment of $(120.1) million, a cumulative foreign currency translation adjustment of $(16.8) million, and cash flow hedges of $(2.9) million. These amounts are net of income taxes calculated at a rate of approximately 39%.

☐ **Stock Units.** We have a deferred compensation program for our executive officers that allows them to defer a portion of their cash compensation. They may choose to allocate their deferrals to a stock unit account. Each stock unit is equal in value to one share of our common stock. We match deferrals used to purchase stock units with a 25% company allocation of stock units. Allocated stock units accumulate imputed dividends in the form of additional stock units equal to dividends on common stock that are charged to compensation expense. We will pay out the value of deferred stock unit accounts in shares of our common stock when an officer retires or terminates employment. At December 31, 2001, 71,134 stock units were allocated to the accounts of these executive officers.

☐ **Stock Options.** We have three stock option plans: the BCC Key Executive Stock Option Plan (KESOP), the BCC Director Stock Compensation Plan (DSCP), and the BCC Director Stock Option Plan (DSOP). Shareholders have approved all of our stock option plans. Prior to 2000, Boise Cascade Office Products (BCOP) had two stock option plans. The BCOP plans were terminated in conjunction with our purchase of the outstanding minority shares of BCOP in April 2000. We account for these plans under APB Opinion No. 25, Accounting for Stock Issued to Employees. Under this opinion, compensation costs recognized in 2001, 2000, and 1999 were $0.3 million in each year.

If compensation costs for these plans had been determined in accordance with SFAS No. 123, Accounting for Stock-Based Compensation, net income (loss) and net income (loss) per share would have changed to the unaudited pro forma amounts noted below:

	2001	2000	1999
	(thousands, except per-share amounts)		
Net income (loss)			
As reported	$(42,501)	$178,574	$199,753
Pro forma	(54,332)	171,533	192,968
Income (loss) per share – basic			
As reported	$ (.96)	$2.89	$3.27
Pro forma	(1.17)	2.77	3.15
Income (loss) per share – diluted			
As reported	$ (.96)	$2.73	$3.06
Pro forma	(1.17)	2.62	2.95

The KESOP provides for the grant of options to purchase shares of our common stock to key employees of the company. The exercise price is equal to the fair market value of our common stock on the date the options are granted. Options expire, at the latest, ten years and one day following the grant date.

The 6,960,092 options outstanding at December 31, 2001, have exercise prices between $18.125 and $43.875 and a weighted average remaining maximum term of 7.15 years.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2001, 2000, and 1999: risk-free interest rates of 5.4%, 6.0%, and 5.8%; expected dividends of 60 cents per share for each year; expected lives of 4.3 years for 2001 and 4.2 years for 2000 and 1999; and expected stock price volatility of 30% for each year.

The DSOP, available only to nonemployee directors, provides for annual grants of options. The exercise price is equal to the fair market value of our common stock on the date the options are granted. Options expire the earlier of three years after the director ceases to be a director or ten years after the grant date. Total shares subject to options at December 31, 2001, 2000, and 1999, were 133,000, 112,000, and 84,000, with weighted average exercise prices of $33.79, $32.81, and $34.97.

The DSCP permits nonemployee directors to elect to receive grants of options to purchase shares of our common stock in lieu of cash compensation. The difference between the $2.50-per-share exercise price of DSCP options and the market value of the common stock subject to the options is intended to offset the cash compensation that participating directors elect not to receive. Options expire three years after the holder ceases to be a director. Total shares subject to options at December 31, 2001, 2000, and 1999, were 63,326, 51,953, and 45,091.

Under each of the plans, excluding the DSCP, options may not, except under unusual circumstances, be exercised until one year following the grant date. Under the DSCP, options may be exercised six months after the grant date.

A summary of the status of the KESOP at December 31, 2001, 2000, and 1999, and the changes during the years then ended is presented in the table below:

	2001		2000		1999	
	Shares	Wtd. Avg. Ex. Price	Shares	Wtd. Avg. Ex. Price	Shares	Wtd. Avg. Ex. Price
Balance at beginning of year	5,843,306	$31.76	4,354,943	$33.56	4,321,756	$32.47
Options granted	1,920,201	35.60	1,746,813	27.21	1,016,200	37.37
Options exercised	(710,625)	26.59	(172,350)	30.49	(836,605)	31.46
Options expired	(92,790)	38.42	(86,100)	33.33	(146,408)	39.69
Balance at end of year	**6,960,092**	33.26	**5,843,306**	31.76	**4,354,943**	33.56
Exercisable at end of year	5,039,891	32.36	4,096,493	33.69	3,338,743	32.40
Weighted average fair value of options granted (Black-Scholes)	$10.21		$7.61		$10.95	

13. Restructuring Activities

In February 2001, we announced the permanent closure of our plywood and lumber operations in Emmett, Idaho, and our sawmill in Cascade, Idaho, due to the significant decline in federal timber offered for sale. We completed these closures in the second quarter, and 373 positions were eliminated. In first quarter 2001, we recorded a pretax charge of $54.0 million related to these closures. Sales for our Idaho operations for the years ended December 31, 2001, 2000, and 1999, were $66.0 million, $115.8 million, and $138.6 million. The operating loss for these operations for the year ended December 31, 2001, was $5.8 million, while operating income for the years ended December 31, 2000 and 1999, was $2.2 million and $15.4 million.

In first quarter 2001, we wrote off our investment in assets in Chile with a pretax charge of $4.9 million. We recorded both of these charges in our Building Solutions segment and in "Other (income) expense, net" in the Statement of Income (Loss) for the year ended December 31, 2001.

Restructuring reserve liability account activity related to these 2001 charges is as follows:

	Asset Write-Downs	Employee-Related Costs	Other Exit Costs	Total
		(thousands)		
2001 expense recorded	$ 21,300	$15,000	$ 22,600	$ 58,900
Assets written down	(21,300)	—	—	(21,300)
Pension liabilities recorded	—	(9,600)	—	(9,600)
Charges against reserve	—	(5,000)	(10,100)	(15,100)
Restructuring reserve at December 31, 2001	**$ —**	**$ 400**	**$ 12,500**	**$ 12,900**

Asset write-downs were for plant and equipment at the Idaho facilities and the write-off of our equity investment in and related receivables from a joint venture in Chile. Employee-related costs include pension curtailment costs rising from the shutdowns of the Idaho facilities and severance costs. Other exit costs include tear-down and environmental cleanup costs related to the Idaho facilities and reserves for contractual obligations with no future benefit. These restructuring reserve liabilities are included in "Accrued liabilities, other" in the accompanying Balance Sheet.

In 1998, we recorded restructuring charges totaling $118.9 million related to the closure of four wood products mills and companywide cost-reduction and restructuring initiatives. In 1999, we decided to continue operations at two of the four mills and revised other estimates, resulting in pretax income of $37.8 million. During third quarter 2001, we revised the amount of this restructuring reserve. Our estimated cleanup costs were less than anticipated, so we reversed $1.0 million of charges related to this reserve, which increased pretax income. This restructuring is almost complete, with the exception of a few ongoing severance payments and cleanup costs. As a result of the 1998 restructurings, 615 employees left the company. Remaining reserves included in "Accrued liabilities, other" at December 31, 2001, totaled $1.6 million, compared with $3.9 million at December 31, 2000.

An analysis of total restructuring reserve liability account activity is as follows:

Year Ended December 31	2001	2000	1999
		(thousands)	
Balance at beginning of year	$ 3,900	$ 9,300	$ 46,200
Current-year reserves			
Charges to income	28,000	—	—
Reclass from other accounts	—	—	2,700
Proceeds from sales of assets	—	—	1,700
Charges against reserve	(16,400)	(5,400)	(13,700)
Reserves credited to income	(1,000)	—	(27,600)
Balance at end of year	**$ 14,500**	**$ 3,900**	**$ 9,300**

14. Office Solutions

In April 2000, we completed a tender offer for the outstanding common stock of Boise Cascade Office Products Corporation (BCOP) owned by shareholders other than Boise. BCOP again became a wholly owned subsidiary of Boise. The purchase price, including transaction costs and payments to shareholders and stock option holders, totaled $216.1 million. It was funded by short-term borrowings and by borrowings under our revolving credit agreement.

In 2001, 2000, and 1999, we made various acquisitions, all of which were accounted for under the purchase method of accounting. Accordingly, the purchase prices were allocated to the assets acquired and liabilities assumed based on their estimated fair values. The initial purchase price allocations may be adjusted within one year of the date of purchase for changes in estimates of the fair value of assets and liabilities. Such adjustments were not, and are not expected to be, significant to our results of operations or financial position. The excess of the purchase prices over the estimated fair values of the tangible and intangible net assets acquired were recorded as goodwill. The results of operations of the acquired businesses are included in our operations following the dates of acquisition.

We acquired one office products business in 2001, two businesses in 2000, and two in 1999. Amounts paid, acquisition liabilities recorded, and debt assumed for these acquisitions are as follows:

	2001	2000	1999
		(thousands)	
Cash paid	$4,655	$115,666	$9,369
Acquisition liabilities recorded	3,000	13,874	7,237
Debt assumed	—	144	—

In September 2000, we sold our European office products operations to Guilbert S.A. of France for $335.3 million. After debt repayments of $17.2 million, we received $158.5 million in 2000 and a final payment, net of forward exchange contracts, of $159.6 million in early January 2001. The sale resulted in a pretax gain for the year ended December 31, 2000, of $98.6 million. In 2001, we reversed $5.0 million of reserves for potential claims rising from the sale. Based on our current evaluation, these reserves were no longer needed. The gain on the sale and reversal of reserves were recorded in "Other (income) expense, net" in the accompanying Statements of Income (Loss) and in the Office Solutions segment. Our sales for these operations for the years ended December 31, 2000 and 1999, totaled $241.8 million and $324.0 million.

In October 2000, we acquired the Blue Star Business Supplies Group of US Office Products (Blue Star), a distributor of office and educational supplies in Australia and New Zealand, for $114.7 million in cash and the recording of $13.2 million in acquisition liabilities. We have closed nine acquired distribution centers and will close nine more in 2002. Approximately 230 employees have been terminated. Another 160 employees will be terminated during 2002. The acquisition liability balance was $5.0 million at December 31, 2001. Blue Star had sales of approximately $300 million for its fiscal year ended April 29, 2000.

On a pro forma basis, if our 2000 acquisitions and divestitures had occurred on January 1, 2000, sales for that year would have decreased about $85 million, while net income and diluted earnings per share would not have materially changed. If our 2000 acquisitions and divestitures and our 1999 acquisitions had occurred on January 1, 1999, sales for 1999 would have decreased about $81 million, but net income would have increased about $6.6 million and basic and diluted earnings per share would have increased about 12 cents and 11 cents. This unaudited pro forma financial information does not necessarily represent what would have occurred if the transactions had taken place on the dates assumed.

As a result of these acquisitions, short-term acquisition liabilities of $7.3 million at December 31, 2001, and $10.7 million at December 31, 2000, were included in "Other accrued liabilities." There were no significant long-term acquisition liabilities at December 31, 2001, or December 31, 2000.

15. Building Solutions Acquisitions

In June 2000, we acquired Alliance Forest Products-Joists, Inc. (AllJoist). Formerly a subsidiary of Alliance Forest Products, Inc., AllJoist operates a wood I-joist manufacturing plant in St. Jacques, New Brunswick, Canada. The purchase price was $14.6 million in cash.

In September 1999, we acquired Furman Lumber, Inc. (Furman), a U.S. building materials distributor headquartered in Billerica, Massachusetts, with 12 locations in the East, Midwest, and South. The purchase price was approximately $92.7 million, including $90.2 million in cash and the assumption of $2.5 million in debt.

These acquisitions were accounted for under the purchase method of accounting. Accordingly, the purchase prices were allocated to the assets acquired and liabilities assumed based on their estimated fair values. The excess of the purchase prices over the estimated fair values of the net assets acquired were recorded as goodwill. The results of operations of the acquired businesses are included in our operations following the dates of acquisition.

On a pro forma basis, if the AllJoist acquisition had occurred on January 1, 2000, sales for the year ended December 31, 2000, would have increased $11 million, while net income and basic and diluted earnings per share would not have materially changed. If the AllJoist and Furman acquisitions had occurred on January 1, 1999, sales for the year ended December 31, 1999, would have increased $526 million, net income would have increased $1.2 million, and basic and diluted earnings per share would have increased 2 cents. This unaudited pro forma financial information does not necessarily represent what would have occurred if the acquisitions had taken place on the dates assumed.

16. Segment Information

We operate our business using four reportable segments: Office Solutions, Building Solutions, Paper Solutions, and Corporate and Other. These segments represent distinct businesses that are managed separately because of the differing products and services. Each of these businesses requires distinct operating and marketing strategies. Management reviews the performance of the company based on these operating segments.

Office Solutions markets and sells office supplies and paper, technology products, and office furniture. All the products sold by this segment are purchased from outside manufacturers or from industry wholesalers, except office papers, which are sourced primarily from our paper operations.

Building Solutions manufactures, markets, and distributes various products that are used for construction. These products include structural panels, engineered wood products, lumber, particleboard, and building supplies. Most of these products are sold to independent wholesalers and dealers and through our own wholesale building materials distribution outlets.

Paper Solutions manufactures, markets, and distributes uncoated free sheet papers, containerboard, corrugated containers, newsprint, and market pulp. These products are sold to distributors and industrial customers, primarily by our own sales personnel and through Office Solutions.

Corporate and Other includes corporate support staff services and related assets and liabilities.

The segments' profits and losses are measured on operating profits before interest expense, income taxes, minority interest, extraordinary items, and cumulative effect of accounting changes. Specified expenses are allocated to the operating segments. For some of these allocated expenses, the related assets and liabilities remain in the Corporate and Other segment.

The segments follow the accounting principles described in the Summary of Significant Accounting Policies (see Note 1). Sales between segments are recorded primarily at market prices.

No single customer accounts for 10% or more of consolidated trade sales. Boise's export sales to foreign unaffiliated customers were $127.8 million in 2001, $175.2 million in 2000, and $145.1 million in 1999.

During 2001, Office Solutions had foreign operations in Canada, Mexico, Australia, and New Zealand. During 2000, Office Solutions had foreign operations in Australia, Belgium, Canada, France, New Zealand, Spain, and the United Kingdom. During 1999, Office Solutions had foreign operations in Australia, Belgium, Canada, France, Spain, and the United Kingdom. The Building Solutions segment has a small wood I-joist plant in Canada that was acquired in June 2000. In late 2001, we started up a eucalyptus veneer and plywood plant in Brazil. We also have a 47% interest in an oriented strand board plant in Canada, which is accounted for under the equity method.

The following table summarizes net sales and long-lived assets by geography:

Year Ended December 31	2001	2000	1999
		(millions)	
Net sales			
United States	$6,620.5	$6,954.9	$6,349.5
Foreign	801.7	851.8	798.8
	$7,422.2	**$7,806.7**	**$7,148.3**
Long-lived assets			
United States	$3,474.4	$3,477.1	$3,285.1
Foreign	214.5	212.5	322.2
	$3,688.9	**$3,689.6**	**$3,607.3**

Segment sales to external customers by product line are as follows:

Year Ended December 31	2001	2000	1999
		(millions)	
Office Solutions			
Office supplies and paper	$2,133.1	$2,230.9	$2,053.9
Technology products	1,023.4	1,011.6	916.6
Office furniture	377.5	452.3	424.4
	3,534.0	3,694.8	3,394.9
Building Solutions			
Structural panels	725.8	693.2	773.5
Engineered wood products	759.2	316.5	291.3
Lumber	323.6	767.3	721.2
Particleboard	66.9	76.1	71.9
Building supplies and other	485.3	598.0	355.8
	2,360.8	2,451.1	2,213.7
Paper Solutions			
Uncoated free sheet	753.9	796.0	783.4
Containerboard and corrugated containers	427.7	471.2	400.9
Newsprint	197.4	202.8	183.3
Market pulp and other	125.7	163.2	139.1
	1,504.7	1,633.2	1,506.7
Corporate and Other	22.7	27.6	33.0
	$7,422.2	**$7,806.7**	**$7,148.3**

An analysis of our operations by segment is as follows:

	Sales			Income (Loss) Before Taxes and Minority Interest[a][b]	Selected Components of Income (Loss)		Capital Expendi-tures	Assets	Investment in Equity Affiliates
	Trade	Inter-segment	Total		Equity in Net Income (Loss) of Affiliates	Depreciation, Amortization, and Cost of Company Timber Harvested			
					(millions)				
Year Ended December 31, 2001									
Office Solutions	$3,534.0	$ 2.2	$3,536.2	$ 97.4	$(5.2)	$ 67.2	$ 52.5	$1,263.5	$ 25.2
Building Solutions	2,360.8	27.2	2,388.0	(22.3)	(1.7)	46.6	113.5	821.8	36.2
Paper Solutions	1,504.7	437.7	1,942.4	70.7	—	169.3	176.0	2,621.3	—
Corporate and Other	22.7	50.2	72.9	(65.7)	(1.1)	12.9	7.2	287.4	.8
	7,422.2	517.3	7,939.5	80.1	(8.0)	296.0	349.2	4,994.0	62.2
Intersegment eliminations	—	(517.3)	(517.3)	—	—	—	—	(60.0)	—
Interest expense	—	—	—	(127.7)	—	—	—	—	—
	$7,422.2	**$ —**	**$7,422.2**	**$ (47.6)**	**$(8.0)**	**$296.0**	**$349.2**	**$4,934.0**	**$ 62.2**
Year Ended December 31, 2000									
Office Solutions	$3,694.8	$ 2.4	$3,697.2	$ 236.6	$(0.2)	$ 66.5	$195.6	$1,445.2	$ 92.5
Building Solutions	2,451.1	31.7	2,482.8	52.1	2.5	46.2	78.8	836.6	41.1
Paper Solutions	1,633.2	414.8	2,048.0	202.6	—	172.9	177.5	2,613.3	—
Corporate and Other	27.6	45.8	73.4	(41.8)	(0.2)	12.1	7.0	434.8	1.2
	7,806.7	494.7	8,301.4	449.5	2.1	297.7	458.9	5,329.9	134.8
Intersegment eliminations	—	(494.7)	(494.7)	—	—	—	—	(63.0)	—
Interest expense	—	—	—	(151.2)	—	—	—	—	—
	$7,806.7	**$ —**	**$7,806.7**	**$ 298.3**	**$ 2.1**	**$297.7**	**$458.9**	**$5,266.9**	**$134.8**
Year Ended December 31, 1999									
Office Solutions	$3,394.9	$ 2.0	$3,396.9	$ 154.6	$ —	$ 60.7	$ 64.3	$1,536.3	$ .1
Building Solutions	2,213.7	33.5	2,247.2	273.8	6.1	46.1	150.1	874.1	37.3
Paper Solutions	1,506.7	380.1	1,886.8	117.7	—	174.8	116.2	2,590.5	—
Corporate and Other	33.0	51.6	84.6	(45.4)	—	7.4	6.2	215.6	—
	7,148.3	467.2	7,615.5	500.7	6.1	289.0	336.8	5,216.5	37.4
Intersegment eliminations	—	(467.2)	(467.2)	—	—	—	—	(78.1)	—
Interest expense	—	—	—	(144.7)	—	—	—	—	—
	$7,148.3	**$ —**	**$7,148.3**	**$ 356.0**	**$ 6.1**	**$289.0**	**$336.8**	**$5,138.4**	**$ 37.4**

[a] Interest income has been allocated to our segments in the amounts of $1.8 million for 2001, $5.9 million for 2000, and $2.3 million for 1999.

[b] See Note 3, Note 7, Note 13, and Note 14 for an explanation of nonroutine items affecting our segments.

17. Legal Proceedings, Commitments and Contingencies

We have been notified that we are a "potentially responsible party" under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) or similar federal and state laws with respect to 20 active sites where hazardous substances or other contaminants are located. In most cases, we are one of many potentially responsible parties, and our alleged contribution to these sites is relatively minor. For sites where a range of potential liability can be determined, we have established appropriate reserves. We believe we have minimal or no responsibility with regard to several other sites. We cannot predict with certainty the total response and remedial costs, our share of the total costs, the extent to which contributions will be available from other parties, or the amount of time necessary to complete the cleanups. Based on our investigations, our experience with respect to cleanup of hazardous substances, the fact that expenditures will, in many cases, be incurred over extended periods of time, and the number of solvent potentially responsible parties, we do not currently believe that the known actual and potential response costs will, in the aggregate, materially affect our financial condition or results of operations.

In March 2000, EPA Regions VI and X issued Boise a combined Notice of Violation (NOV) alleging violations of air emission permits and the New Source Review/Prevention of Significant Deterioration program. In March 2001, the EPA issued a second NOV, supplementing the original notice. The NOV alleges violations at seven of our plywood plants and one particleboard plant for the period 1979 through 1998. No civil or criminal actions have been filed with regard to these allegations. The NOV, however, sets forth EPA's authority to seek, among other things, penalties of up to $27,500 per day for each violation. We believe federal statutes of limitation would limit any penalties assessed to a five-year period. We are negotiating with the EPA to resolve these allegations. We have had several meetings and exchanged correspondence regarding a resolution of the issues raised by the NOV. Settlements by other companies in the wood products industry that have received similar NOVs have involved the payment of penalties and agreements to install emission control equipment and undertake supplemental environmental projects. The effect of this NOV on our financial position or results of operations is unknown at this time.

We are involved in other litigation and administrative proceedings primarily rising in the normal course of our business. In the opinion of management, our recovery, if any, or our liability, if any, under other pending litigation or administrative proceedings would not materially affect our financial position or results of operations.

Over the past several years, the amount of timber available for commercial harvest in the United States has declined significantly due to environmental litigation and changes in government policy. As a result, we cannot accurately predict future log supply. Additional curtailments or closures of our wood products manufacturing facilities are possible.

18. Quarterly Results of Operations (unaudited)

	2001				2000			
	Fourth[a]	Third	Second	First[b]	Fourth	Third[c]	Second	First
	(millions, except per-share and stock price information)							
Net sales	$1,756.7	$1,874.4	$1,889.8	$1,901.3	$1,864.8	$1,971.1	$1,974.9	$1,995.9
Income (loss) from operations	(14)	51	66	(22)	62	184	90	108
Net income (loss)	(42)	15	20	(36)	23	85	31	40
Net income (loss) per share								
Basic	(.78)	.21	.29	(.68)	.35	1.42	.49	.63
Diluted	(.78)	.20	.28	(.68)	.34	1.33	.46	.60
Common stock dividends paid per share	.15	.15	.15	.15	.15	.15	.15	.15
Common stock prices[d]								
High	34.69	37.85	38.00	35.38	34.94	31.75	37.56	43.94
Low	27.82	26.99	29.60	29.31	21.75	24.56	25.00	26.31

[a] Includes a pretax charge of $54.3 million for the write-down to fair value of an equity method investment (see Note 7). Also includes $5.0 million pretax income for the reversal of unneeded reserves for potential claims related to the sale in 2000 of our European office products operations (see Note 14).

[b] Includes a pretax charge of $54.0 million for closures of our plywood and lumber operations in Emmett, Idaho, and our sawmill in Cascade, Idaho, and a $4.9 million charge for the write-off of our assets in Chile (see Note 13). Also includes a pretax charge of $10.9 million to accrue for a one-time liability related to postretirement benefits for our Northwest hourly paperworkers (see Note 3).

[c] Includes a pretax gain of $97.8 million on the sale of our European operations. An additional $0.8 million was recognized in fourth quarter (see Note 14).

[d] Our common stock (symbol BCC) is traded on the New York Stock Exchange.

Report of Independent Public Accountants

To the Shareholders of Boise Cascade Corporation:

We have audited the accompanying balance sheets of Boise Cascade Corporation (a Delaware corporation) and subsidiaries as of December 31, 2001 and 2000, and the related statements of income (loss), cash flows, and shareholders' equity for the years ended December 31, 2001, 2000, and 1999. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Boise Cascade Corporation and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Boise, Idaho
January 29, 2002

Report of Management

The management of Boise is primarily responsible for the information and representations contained in this annual report. The financial statements and related notes were prepared in conformity with accounting principles generally accepted in the United States, appropriate in the circumstances. In preparing the financial statements, management has, when necessary, made judgments and estimates based on currently available information.

Management maintains a comprehensive system of internal controls based on written policies and procedures and the careful selection and training of employees. The system is designed to provide reasonable assurance that assets are safeguarded against loss or unauthorized use and that transactions are executed in accordance with management's authorization. The concept of reasonable assurance is based on recognition that the cost of a particular accounting control should not exceed the benefit expected to be derived.

Our Internal Audit staff monitors our financial reporting system and the related internal accounting controls, which are also selectively tested by Arthur Andersen LLP, Boise Cascade's independent public accountants, for purposes of planning and performing their audit of our financial statements.

The Audit Committee of the board of directors, which is composed solely of nonemployee directors, meets periodically with management, representatives of our Internal Audit Department, and representatives of Arthur Andersen LLP to ensure that each group is carrying out its responsibilities. The Internal Audit staff and the independent public accountants have access to the Audit Committee, without the presence of management, to discuss the results of their audits, any recommendations concerning the system of internal accounting controls, and the quality of financial reporting.

Eleven-Year Comparison	Year Ended December 31										
	2001	2000	1999	1998	1997	1996	1995	1994	1993	1992	1991
	(millions, except per-share amounts)										
Sales by Segment											
Office Solutions	$3,536	$3,697	$3,397	$3,081	$2,607	$1,993	$1,316	$ 909	$ 683	$ 672	$1,039
Building Solutions	2,388	2,483	2,247	1,786	1,700	1,612	1,575	1,653	1,531	1,270	1,001
Paper Solutions	1,942	2,048	1,887	1,888	1,744	1,994	2,518	1,795	1,921	1,930	2,071
Corporate and Other	73	73	85	80	76	75	77	75	69	66	65
	7,939	8,301	7,616	6,835	6,127	5,674	5,486	4,432	4,204	3,938	4,176
Intersegment eliminations	(517)	(494)	(468)	(480)	(458)	(412)	(412)	(292)	(246)	(222)	(226)
Trade sales	**$7,422**	**$7,807**	**$7,148**	**$6,355**	**$5,669**	**$5,262**	**$5,074**	**$4,140**	**$3,958**	**$3,716**	**$3,950**
Income (Loss) by Segment											
Office Solutions	$ 97	$ 237	$ 155	$ 121	$ 120	$ 102	$ 72	$ 42	$ 36	$ 19	$ 35
Building Solutions	(22)	52	274	58	45	36	89	151	159	115	104
Paper Solutions	71	203	118	10	(12)	78	476	(61)	(124)	(183)	(49)
Corporate and Other	(66)	(43)	(46)	(46)	(45)	(57)	87	(49)	(48)	(38)	(43)
Income (loss)	80	449	501	143	108	159	724	83	23	(87)	47
Interest expense	(128)	(151)	(145)	(160)	(137)	(128)	(135)	(148)	(148)	(166)	(175)
Income (loss) before income taxes, minority interest, and cumulative effect of accounting change	(48)	298	356	(17)	(29)	31	589	(65)	(125)	(253)	(128)
Income tax (provision) benefit	5	(116)	(142)	1	9	(12)	(231)	2	48	99	49
Income (loss) before minority interest and cumulative effect of accounting change	(43)	182	214	(16)	(20)	19	358	(63)	(77)	(154)	(79)
Minority interest, net of income tax	—	(3)	(14)	(9)	(10)	(10)	(6)	—	—	—	—
Effect of accounting change, net of income tax	—	—	—	(9)	—	—	—	—	—	(73)	—
Net income (loss)	**$ (43)**	**$ 179**	**$ 200**	**$ (34)**	**$ (30)**	**$ 9**	**$ 352**	**$ (63)**	**$ (77)**	**$ (227)**	**$ (79)**
Net income (loss) per common share											
Basic											
Income (loss) before accounting change	$ (.96)	$ 2.89	$ 3.27	$ (.81)	$(1.19)	$ (.63)	$ 6.62	$(3.08)	$(3.17)	$(4.79)	$(2.46)
Effect of net accounting change	—	—	—	(.15)	—	—	—	—	—	(1.94)	—
	$ (.96)	**$ 2.89**	**$ 3.27**	**$ (.96)**	**$(1.19)**	**$ (.63)**	**$ 6.62**	**$(3.08)**	**$(3.17)**	**$(6.73)**	**$(2.46)**
Diluted											
Income (loss) before accounting change	$ (.96)	$ 2.73	$ 3.06	$ (.81)	$(1.19)	$ (.63)	$ 5.39	$(3.08)	$(3.17)	$(4.79)	$(2.46)
Effect of net accounting change	—	—	—	(.15)	—	—	—	—	—	(1.94)	—
	$ (.96)	**$ 2.73**	**$ 3.06**	**$ (.96)**	**$(1.19)**	**$ (.63)**	**$ 5.39**	**$(3.08)**	**$(3.17)**	**$(6.73)**	**$(2.46)**

The financial information presented in this table and the tables that follow contains nonroutine items. These items may include restructuring charges, asset purchases and divestures, or other unusual items that may affect year-to-year comparisons. For more information on the years presented, please refer to our annual reports.

Eleven-Year Comparison	Year Ended December 31										
	2001	2000	1999	1998	1997	1996	1995	1994	1993	1992	1991
	(millions)										
Balance Sheets											
Assets											
Cash and cash equivalents	$ 57	$ 63	$ 67	$ 74	$ 64	$ 261	$ 51	$ 29	$ 22	$ 20	$ 22
Receivables, net	425	672	664	526	570	476	458	406	366	367	367
Inventories	653	748	704	625	633	541	569	424	447	416	479
Other current assets	110	94	96	143	86	78	235	59	52	63	65
	1,245	1,577	1,531	1,368	1,353	1,356	1,313	918	887	866	933
Property and equipment	5,351	5,167	4,984	4,721	4,667	4,352	4,771	4,556	5,271	5,111	5,075
Accumulated depreciation	(2,743)	(2,585)	(2,427)	(2,150)	(2,037)	(1,798)	(2,167)	(2,062)	(2,261)	(2,044)	(1,912)
	2,608	2,582	2,557	2,571	2,630	2,554	2,604	2,494	3,010	3,067	3,163
Timber, timberlands, and timber deposits	322	291	295	271	273	293	383	398	366	386	389
Goodwill and intangible assets, net of amortization	408	403	488	502	446	263	115	56	4	5	1
Investments in equity affiliates	62	135	37	27	33	19	26	204	23	24	19
Other assets	289	279	230	232	235	226	215	224	223	212	224
	$4,934	**$5,267**	**$5,138**	**$4,971**	**$4,970**	**$4,711**	**$4,656**	**$4,294**	**$4,513**	**$4,560**	**$4,729**
Liabilities and Shareholders' Equity											
Short-term borrowings	$ 49	$ 52	$ 72	$ 130	$ 95	$ 37	$ 17	$ 56	$ 31	$ 4	$ 58
Current portion of long-term debt	391	41	118	161	30	157	21	59	145	244	41
Accounts payable and accrued liabilities	826	921	934	839	769	739	732	543	512	502	552
	1,266	1,014	1,124	1,130	894	933	770	658	688	750	651
Long-term debt, less current portion	1,063	1,715	1,585	1,578	1,726	1,330	1,365	1,625	1,593	1,680	1,916
Guarantee of ESOP debt	81	108	133	156	177	196	214	231	247	262	275
Deferred income taxes	308	384	311	257	231	250	302	137	223	279	349
Other long-term liabilities	465	280	240	302	224	240	243	278	257	231	90
Minority interest											
Company-obligated mandatorily redeemable securities of subsidiary trust holding solely debentures of parent	173	—	—	—	—	—	—	—	—	—	—
Other minority interest	—	9	131	117	105	82	68	—	—	—	—
Shareholders' equity	1,578	1,757	1,614	1,431	1,613	1,680	1,694	1,365	1,505	1,358	1,448
	$4,934	**$5,267**	**$5,138**	**$4,971**	**$4,970**	**$4,711**	**$4,656**	**$4,294**	**$4,513**	**$4,560**	**$4,729**

Eleven-Year Comparison	Year Ended December 31										
	2001	2000	1999	1998	1997	1996	1995	1994	1993	1992	1991
	(millions)										
Statements of Cash Flows											
Cash provided by (used for) operations											
Net income (loss)	$ (43)	$ 179	$ 200	$ (34)	$ (30)	$ 9	$ 352	$ (63)	$ (77)	$(227)	$ (79)
Cumulative effect of accounting change, net of income tax	—	—	—	9	—	—	—	—	—	73	—
Equity in net (income) loss of affiliates	8	(2)	(6)	4	5	(3)	(40)	15	(5)	(4)	(6)
Depreciation, amortization, and cost of company timber harvested	296	298	289	283	257	255	261	255	284	283	257
Deferred income tax provision (benefit)	(17)	58	112	(9)	(19)	(14)	126	(2)	(46)	(60)	(42)
Minority interest, net of income tax	—	3	14	10	11	10	6	—	—	—	—
Restructuring activities	58	—	(38)	119	—	10	94	—	—	—	7
Write-down of assets	54	—	—	—	—	—	—	—	—	—	—
Other	14	—	—	(1)	1	3	(4)	—	—	15	(1)
Gains on sales of assets	(5)	(99)	(47)	—	—	(25)	(69)	—	(8)	(25)	(100)
(Gain) loss on subsidiaries' issuance of stock	—	—	—	—	—	(5)	(66)	10	—	—	—
Receivables	78	102	(93)	44	(12)	(3)	(14)	(69)	—	(46)	65
Inventories	93	(45)	(27)	11	(66)	(16)	(135)	6	(31)	(3)	6
Accounts payable and accrued liabilities	(109)	58	30	48	(11)	6	60	55	15	9	(46)
Current and deferred income taxes	(10)	7	13	(6)	3	(37)	25	9	13	54	5
Other	(9)	(10)	8	(9)	(10)	3	(4)	—	(14)	(2)	3
	408	549	455	469	129	193	592	216	131	67	69
Cash provided by (used for) investment											
Expenditures for property and equipment	(305)	(297)	(221)	(229)	(279)	(595)	(341)	(187)	(217)	(275)	(294)
Expenditures for timber and timberlands	(36)	(8)	(6)	(7)	(6)	(6)	(6)	(5)	(4)	(8)	(5)
Investments in equity affiliates	(1)	(10)	—	(1)	(20)	(10)	(4)	(25)	1	(1)	5
Purchase of minority interest	—	(216)	—	—	—	—	—	—	—	—	—
Purchases of facilities	(5)	(130)	(100)	(27)	(247)	(188)	(61)	(79)	—	—	—
Sales of assets	161	158	50	—	—	781	183	171	24	202	143
Other	(49)	(46)	(50)	(34)	(28)	(26)	11	(50)	8	(30)	(29)
	(235)	(549)	(327)	(298)	(580)	(44)	(218)	(175)	(188)	(112)	(180)
Cash provided by (used for) financing											
Cash dividends paid	(50)	(50)	(51)	(56)	(70)	(73)	(76)	(84)	(68)	(55)	(80)
Short-term borrowings	(3)	(4)	(58)	35	58	20	(39)	25	27	(54)	18
Additions to (payments of) long-term debt	(302)	56	(38)	(18)	259	102	(371)	23	(185)	(34)	172
Subsidiary's issuance of stock	—	—	—	—	—	—	123	—	—	—	—
Issuance of adjustable conversion-rate equity security units	165	—	—	—	—	—	—	—	—	—	—
Issuance (redemption) of preferred stock	—	—	—	(115)	—	—	—	—	287	191	—
Purchases of common stock	—	—	—	—	—	(7)	(16)	—	—	—	—
Other	11	(6)	12	(6)	7	18	27	2	(2)	(5)	(3)
	(179)	(4)	(135)	(160)	254	60	(352)	(34)	59	43	107
Increase (decrease) in cash and cash equivalents	**$ (6)**	**$ (4)**	**$ (7)**	**$ 11**	**$(197)**	**$ 209**	**$ 22**	**$ 7**	**$ 2**	**$ (2)**	**$ (4)**

Eleven-Year Comparison

	Year Ended December 31										
	2001	2000	1999	1998	1997	1996	1995	1994	1993	1992	1991
Financial Information											
Shareholders' equity per common share	$25.10	$28.85	$26.64	$23.89	$25.39	$27.30	$28.17	$21.77	$25.92	$29.95	$37.49
Return on sales	(.6)%	2.3%	2.8%	(.5)%	(.5)%	.2%	6.9%	(1.5)%	(1.9)%	(6.1)%	(2.0)%
Return on shareholders' equity	(2.5)%	10.7%	13.4%	(2.5)%	(1.9)%	.5%	22.9%	(4.4)%	(5.4)%	(15.7)%	(5.3)%
Economic Value Added (millions)	$(461)	$(332)	$(217)	$(324)	$(418)	$(478)	$ 105	$(563)	$(620)	$(759)	$(628)
Return on total capital	.9%	6.5%	7.5%	1.8%	1.6%	2.4%	11.6%	.7%	.3%	(3.1)%	.7%
Earnings before interest, taxes, minority interest, depreciation, and amortization (EBITDA) (millions)	$ 503	$ 641	$ 696	$ 545	$ 365	$ 391	$ 898	$ 361	$ 290	$ 181	$ 199
EBITDA per common share	$ 8.72	$11.19	$12.25	$ 9.69	$ 7.02	$ 8.10	$19.03	$ 9.47	$ 7.65	$ 4.78	$ 5.25
Current ratio	.98:1	1.55:1	1.36:1	1.21:1	1.51:1	1.45:1	1.71:1	1.40:1	1.29:1	1.15:1	1.43:1
Debt to equity	1.00:1	1.09:1	1.18:1	1.41:1	1.26:1	1.02:1	.95:1	1.44:1	1.34:1	1.61:1	1.58:1
Debt to total capitalization	47.5%	52.0%	52.2%	56.7%	54.1%	49.4%	47.8%	59.1%	57.3%	61.7%	61.3%
Investment turnover	1.81	1.85	1.77	1.55	1.41	1.23	1.36	1.09	1.00	.92	.95
Capital expenditures (millions)	$ 349	$ 459	$ 337	$ 314	$ 579	$ 832	$ 428	$ 272	$ 221	$ 283	$ 299
Cash dividends paid per common share	$ .60	$ .60	$ .60	$ .60	$ .60	$ .60	$ .60	$ .60	$ .60	$ .60	$ 1.52
Other Information											
Number of employees	24,168	25,257	23,726	23,039	22,514	19,976	17,820	16,618	17,362	17,222	19,619
Number of common shares (thousands)											
Outstanding at year-end	58,062	57,337	57,158	56,338	56,224	48,476	47,760	38,284	37,988	37,940	37,945
Average basic	57,680	57,288	56,861	56,307	52,049	48,277	47,166	38,110	37,958	37,942	37,946
Average diluted	61,796	61,413	61,419	60,907	60,621	60,511	61,271	61,407	55,825	53,283	45,596
Fee and controlled timber (thousands of acres)	2,345	2,322	2,320	2,388	2,392	2,396	3,062	3,047	6,105	6,126	6,147
Effective tax rate	11.5%	39.0%	40.0%	5.7%	32.0%	38.2%	39.2%	3.3%	40.3%	39.0%	38.0%
Common stock price range											
High	38.00	43.94	47.19	40.38	45.56	47.25	47.50	30.50	27.50	25.38	29.25
Low	26.99	21.75	28.75	22.25	27.75	27.38	26.25	19.00	19.50	16.38	18.38
Close	34.01	33.63	40.50	31.00	30.25	31.75	34.63	26.75	23.50	21.13	22.25

Collective Bargaining Schedule for Major Facilities

Locations (Employees Affected) and Contract Expiration Dates

2002

No major collective bargaining agreements are scheduled to expire in 2002.

2003

No major collective bargaining agreements are scheduled to expire in 2003.

2004

International Falls, Minnesota, paper (960) – April 30
Northwest wood products (1,400) – June 1

2005

DeRidder, Louisiana, paper (490) – February 14
Northwest paper (1,000) – March 14
Louisiana wood products (680) – July 15

2006

Jackson, Alabama, paper (480) – August 31

2007

No major collective bargaining agreements are scheduled to expire in 2007.

Boise Locations

Corporate Headquarters
Boise, Idaho

Office Solutions
Headquarters — Itasca, Illinois

United States
Phoenix, Arizona
Los Angeles, California
San Francisco, California
Denver, Colorado
Hartford, Connecticut
Washington, D.C.
New Castle, Delaware
Miami, Florida
Orlando, Florida
Atlanta, Georgia
Honolulu, Hawaii[a]
Boise, Idaho
Chicago, Illinois
Indianapolis, Indiana
Louisville, Kentucky
Portland, Maine
Boston, Massachusetts
Detroit, Michigan
Minneapolis, Minnesota
Kansas City, Missouri
St. Louis, Missouri
Las Vegas, Nevada
Reno, Nevada
Albuquerque, New Mexico
New York, New York
Rochester, New York
Charlotte, North Carolina
Cleveland, Ohio
Columbus, Ohio
Oklahoma City, Oklahoma
Portland, Oregon
Philadelphia, Pennsylvania
Pittsburgh, Pennsylvania
Memphis, Tennessee
Nashville, Tennessee
Dallas, Texas
Houston, Texas
Salt Lake City, Utah
Burlington, Vermont
Norfolk, Virginia
Seattle, Washington (2 facilities)
Milwaukee, Wisconsin

Customer Service Centers
Ottawa, Illinois
Peru, Illinois
Bristol, Virginia
Casper, Wyoming

Outbound Sales Centers
Ottawa, Illinois
Norman, Oklahoma

Canada[a]
Calgary, Alberta
Vancouver, British Columbia
Winnipeg, Manitoba
Moncton, New Brunswick
Ottawa, Ontario
Toronto, Ontario
Montreal, Quebec

Mexico
Monterey

Australia[a]
Canberra, Australian Capital Territory
Sydney, New South Wales
Brisbane, Queensland
Adelaide, South Australia
Melbourne, Victoria
Kalgoorlie, Western Australia
Perth, Western Australia

New Zealand[a]
Auckland
Christchurch
Dunedin
Hamilton
Napier-Hastings
Wellington

Distribution
Phoenix, Arizona
Denver, Colorado
Grand Junction, Colorado
Orlando, Florida
Atlanta, Georgia
Boise, Idaho
Idaho Falls, Idaho
Chicago, Illinois
Baltimore, Maryland
Westfield, Massachusetts
Detroit, Michigan
Minneapolis, Minnesota
St. Louis, Missouri
Billings, Montana
Portsmouth, New Hampshire
Delanco, New Jersey
Albuquerque, New Mexico
Greensboro, North Carolina
Tulsa, Oklahoma
Memphis, Tennessee
Dallas, Texas (2 facilities)
Houston, Texas
Salt Lake City, Utah
Spokane, Washington
Vancouver, Washington
Woodinville, Washington
Yakima, Washington

Building Solutions
Headquarters — Boise, Idaho

Manufacturing

Laminated Veneer Lumber/ Wood I-Joists
Alexandria, Louisiana
White City, Oregon
St. Jacques, New Brunswick, Canada

Lumber
Jackson, Alabama
Elgin, Oregon
La Grande, Oregon
White City, Oregon
Kettle Falls, Washington (2 facilities)
Yakima, Washington

Oriented Strand Board
Barwick, Ontario, Canada
(47%-owned joint venture)

Particleboard
La Grande, Oregon

Plywood/Veneer
Florien, Louisiana
Oakdale, Louisiana
Elgin, Oregon
Independence, Oregon
Medford, Oregon
St. Helens, Oregon
White City, Oregon (2 facilities)
Willamina, Oregon
Kettle Falls, Washington
Yakima, Washington
Guaiba, Rio Grande do Sul, Brazil

Paper Solutions
Headquarters — Boise, Idaho

Manufacturing
Jackson, Alabama
DeRidder, Louisiana
International Falls, Minnesota
St. Helens, Oregon
Wallula, Washington

Converting
Salem, Oregon
Vancouver, Washington

Distribution
Pico Rivera, California
Kennesaw, Georgia
Bensenville, Illinois
Bridgeport, New Jersey
Portland, Oregon
Grand Prairie, Texas

Corrugated Containers
Burley, Idaho
Nampa, Idaho
Salem, Oregon
Salt Lake City, Utah
Spokane, Washington
Wallula, Washington

[a] Office Solutions also operates over 100 retail stores in Hawaii, Canada, Australia, and New Zealand.

Office Solutions

Financial Data by Segment	2001	2000	1999	1998	1997	1996	1995	1994	1993	1992	1991
	Year Ended December 31 (millions)										
Revenues											
Trade sales	$3,534	$3,695	$3,395	$3,080	$2,605	$1,991	$1,314	$ 908	$ 682	$ 671	$1,038
Intersegment sales	2	2	2	1	2	2	2	1	1	1	1
	3,536	3,697	3,397	3,081	2,607	1,993	1,316	909	683	672	1,039
Costs and expenses											
Materials, labor, and other operating expenses	2,669	2,789	2,516	2,282	1,943	1,469	977	674	503	500	732
Depreciation and amortization	67	66	61	51	41	28	15	15	13	14	18
Selling, distribution, general, and administrative expenses	647	701	669	614	501	394	254	178	131	138	247
Other (income) expense, net	51	(96)	(4)	9	—	—	(2)	—	—	1	7
	3,434	3,460	3,242	2,956	2,485	1,891	1,244	867	647	653	1,004
Equity in net income (loss) of affiliates	(5)	—	—	(4)	(2)	—	—	—	—	—	—
Segment income from operations	**$ 97**	**$ 237**	**$ 155**	**$ 121**	**$ 120**	**$ 102**	**$ 72**	**$ 42**	**$ 36**	**$ 19**	**$ 35**
Identifiable assets	***$1,264***	***$1,445***	***$1,536***	***$1,461***	***$1,291***	***$ 905***	***$ 544***	***$ 348***	***$ 235***	***$ 245***	***$ 384***
Capital expenditures	**$ 53**	**$ 196**	**$ 64**	**$ 143**	**$ 347**	**$ 265**	**$ 103**	**$ 86**	**$ 3**	**$ 5**	**$ 4**

Percentage of Total Company Sales


91 25
92 17
93 16
94 20
95 24
96 35
97 43
98 45
99 45
00 45
01 45

Building Solutions

Financial Data by Segment	2001	2000	1999	1998	1997	1996	1995	1994	1993	1992	1991
	Year Ended December 31 (millions)										
Revenues											
Trade sales	$2,361	$2,451	$2,214	$1,746	$1,659	$1,561	$1,482	$1,590	$1,469	$1,208	$ 943
Intersegment sales	27	32	33	40	41	51	93	63	62	62	58
	2,388	2,483	2,247	1,786	1,700	1,612	1,575	1,653	1,531	1,270	1,001
Costs and expenses											
Materials, labor, and other operating expenses	2,140	2,234	1,923	1,595	1,542	1,472	1,389	1,411	1,294	1,082	884
Depreciation, amortization, and cost of company timber harvested	47	46	46	41	42	41	39	37	39	38	34
Selling, distribution, general, and administrative expenses	164	153	95	80	74	65	59	50	44	43	38
Other (income) expense, net	57	—	(85)	14	(6)	(2)	(1)	4	(5)	(8)	(59)
	2,408	2,433	1,979	1,730	1,652	1,576	1,486	1,502	1,372	1,155	897
Equity in net income (loss) of affiliates	(2)	2	6	2	(3)	—	—	—	—	—	—
Segment income (loss) from operations	**$ (22)**	**$ 52**	**$ 274**	**$ 58**	**$ 45**	**$ 36**	**$ 89**	**$ 151**	**$ 159**	**$ 115**	**$ 104**
Identifiable assets	**$ 822**	**$ 837**	**$ 874**	**$ 612**	**$ 654**	**$ 662**	**$ 633**	**$ 612**	**$ 583**	**$ 568**	**$ 529**
Capital expenditures	**$ 113**	**$ 79**	**$ 150**	**$ 46**	**$ 53**	**$ 88**	**$ 72**	**$ 38**	**$ 31**	**$ 33**	**$ 32**

Selected Wood Products Prices[a]

(M = thousand, C = hundred)	2001	2000	1999	1998	1997	1996	1995	1994	1993	1992	1991
	(average annual net selling prices)										
Plywood (3/8" basis) (M square feet)	$ 229	$ 234	$ 275	$ 239	$ 243	$ 237	$ 261	$ 254	$ 245	$ 208	$ 169
OSB (3/8" basis) (M square feet)	126	174	197	157	117	—	—	—	—	—	—
Lumber (M board feet)	438	471	522	474	517	469	439	504	509	416	344
Particleboard (3/4" basis) (M square feet)	245	290	293	277	283	297	311	325	269	212	209
LVL (C cubic feet)	1,504	1,549	1,589	1,596	1,595	1,554	1,555	1,698	1,743	1,407	1,356
I-joists (M equivalent lineal feet)	895	951	1,004	996	1,028	998	996	1,071	1,049	771	759

[a] Net selling price equals gross invoice price to the mills less trade discounts and freight costs. The above prices represent the average annual net selling prices for all products sold within the reported categories.

Percentage of Total Company Sales


91 24
92 32
93 36
94 37
95 29
96 28
97 28
98 26
99 30
00 30
01 30

2001 Production Statistics	Number of Mills	Production	Operating Rate	Capacity at December 31, 2001
Plywood/veneer (millions of square feet)[a]	11	1,821	100%	1,805
OSB (millions of square feet)[b]	1	391	98%	400
Lumber (millions of board feet)	7	378	82%	390
Particleboard (millions of square feet)	1	198	99%	200
Engineered products[c]	3			
Laminated veneer lumber (millions of cubic feet)		11	61%	18
I-joists (millions of equivalent lineal feet)[c]		151		

[a] Production and operating rate are applicable to plywood only.

[b] Represents 100% of the production volume from a joint venture that is 47%-owned by Boise.

[c] A portion of laminated veneer lumber production is used to manufacture I-joists at two engineered wood products plants. Operating rate and capacity are applicable to laminated veneer lumber production only.

Sales Volumes	2001	2000	1999	1998	1997	1996	1995	1994	1993	1992	1991
					(millions)						
Plywood (3/8" basis) (square feet)	1,820	1,880	1,529	1,815	1,836	1,873	1,865	1,894	1,760	1,788	1,612
OSB (3/8" basis) (square feet)[a]	389	397	374	347	151	—	—	—	—	—	—
Lumber (board feet)	393	448	517	572	657	692	711	754	760	805	815
Particleboard (3/4" basis) (square feet)	199	193	187	190	195	195	196	194	182	186	182
Laminated veneer lumber (cubic feet)	6.7	6.3	5.5	3.8	2.7	2.2	1.8	1.4	1.1	.9	.3
I-joists (equivalent lineal feet)	156	142	135	106	82	74	61	55	49	34	12
Building materials distribution (sales dollars)	$1,596	$1,601	$1,289	$873	$742	$699	$598	$657	$590	$447	$328

[a] Represents 100% of the sales volume from a joint venture that is 47%-owned by Boise.

Timber Resources

December 31, 2001	Northwest	Midwest	South	Total
		(thousands of acres)		
Fee	1,281	308	438	2,027
Leases and contracts	30	—	288	318
	1,311	**308**	**726**	**2,345**[a]
Approximate percentage of total fiber requirements available from[b]				
Owned and controlled timber resources	35%	19%	44%	36%
Residuals from processed purchased logs	8	—	4	6
	43%	**19%**	**48%**	**42%**

[a] On December 31, 2001, the company's inventory of merchantable sawtimber was approximately 6.8 billion board feet, and its inventory of pulpwood was approximately 11.3 million cords. We also own approximately 35,000 acres of eucalyptus plantation timberland in Brazil.

[b] Assumes harvesting of company-owned and controlled timber resources on a sustained timber yield basis and operation of the company's paper and wood products manufacturing facilities at practical capacity. Percentages shown represent weighted average consumption on a cubic volume basis. Approximately 60% of the wood chips consumed by the company's Northwest pulp and paper mills in 2001 were obtained from company sources.

Paper Solutions

Financial Data by Segment	Year Ended December 31										
	2001	2000	1999	1998	1997	1996	1995	1994	1993	1992	1991
	(millions)										
Revenues											
Trade sales	$1,505	$1,633	$1,507	$1,505	$1,385	$1,693	$2,256	$1,630	$1,796	$1,825	$1,957
Intersegment sales	438	415	380	383	359	301	262	165	125	105	114
	1,943	2,048	1,887	1,888	1,744	1,994	2,518	1,795	1,921	1,930	2,071
Costs and expenses											
Materials, labor, and other operating expenses	1,629	1,596	1,517	1,571	1,509	1,703	1,725	1,587	1,788	1,832	1,896
Depreciation, amortization, and cost of company timber harvested	169	173	175	181	167	179	197	192	220	218	190
Selling, distribution, general, and administrative expenses	72	77	75	84	80	71	75	58	62	71	78
Other (income) expense, net	2	(1)	2	40	—	(34)	85	(4)	(11)	(4)	(1)
	1,872	1,845	1,769	1,876	1,756	1,919	2,082	1,833	2,059	2,117	2,163
Equity in net income (loss) of affiliates	—	—	—	(2)	—	3	40	(23)	14	4	43
Segment income (loss) from operations	**$ 71**	**$ 203**	**$ 118**	**$ 10**	**$ (12)**	**$ 78**	**$ 476**	**$ (61)**	**$ (124)**	**$ (183)**	**$ (49)**
Identifiable assets	**$2,621**	**$2,613**	**$2,591**	**$2,647**	**$2,760**	**$2,649**	**$3,039**	**$3,040**	**$3,406**	**$3,442**	**$3,516**
Capital expenditures	**$ 176**	**$ 178**	**$ 116**	**$ 119**	**$ 173**	**$ 473**	**$ 245**	**$ 141**	**$ 181**	**$ 241**	**$ 257**

Selected Paper Products Prices[a]

	2001	2000	1999	1998	1997	1996	1995	1994	1993	1992	1991
	(average annual net selling prices per short ton)										
Uncoated free sheet	$ 742	$ 768	$ 699	$ 706	$ 710	$ 779	$ 968	$ 626	$ 600	$ 589	$ 644
Containerboard	374	404	335	320	274	315	463	329	283	327	321
Newsprint	476	458	414	485	456	532	568	366	355	341	429

[a] Net selling price equals gross invoice price to the mills less trade discounts and freight costs. The above prices represent the average annual net selling prices for all products sold within the reported categories.

Percentage of Total Company Sales

91	50
92	49
93	46
94	40
95	46
96	35
97	28
98	28
99	25
00	25
01	25

2001 Production Statistics	Capacity at December 31, 2001	Number of Machines	Production
	(short tons)		(short tons)
Pulp and Paper Mills[a]			
Jackson, Alabama			
Uncoated free sheet	505,000	2	457,469
DeRidder, Louisiana			
Containerboard	560,000	1	521,049
Newsprint	440,000	2	404,404
International Falls, Minnesota			
Uncoated free sheet	560,000	4	460,480
St. Helens, Oregon			
Uncoated free sheet	270,000	3	240,710
Market pulp	115,000	—	100,767
Wallula, Washington			
Uncoated free sheet	235,000	1	225,880
Market pulp	125,000	1	119,088
Containerboard	130,000	1	123,778
	2,940,000	**15**	**2,653,625**
Operating rate during the year			**91%**

Annual Capacity by Product

	(short tons)
Uncoated free sheet	1,570,000
Containerboard	690,000
Newsprint	440,000
Market pulp	240,000
	2,940,000

[a] Production, operating rate, and capacity include intercompany transactions.

Sales Volumes	2001	2000	1999	1998	1997	1996	1995	1994	1993	1992	1991
	(thousands of short tons)										
Uncoated free sheet	1,386	1,393	1,426	1,403	1,314	1,167	1,177	1,271	1,215	1,110	1,050
Containerboard	644	680	655	624	604	563	602	595	559	560	540
Newsprint	395	423	422	431	440	411	416	415	860	831	838
Market pulp and other	157	150	149	129	161	230	217	212	205	260	284
Discontinued grades	—	—	—	—	—	260	428	447	717	716	690
	2,582	**2,646**	**2,652**	**2,587**	**2,519**	**2,631**	**2,840**	**2,940**	**3,556**	**3,477**	**3,402**
	(millions of square feet)										
Corrugated containers	**4,736**[a]	**4,968**	**4,681**	**4,182**	**3,568**	**3,201**	**3,114**	**3,237**	**2,961**	**4,715**	**6,478**

[a] During 2001, the company's five corrugated container plants and one sheet plant produced 4.8 billion square feet of containers and operated at 81% of capacity.

Board of Directors

George J. Harad, Boise, Idaho; chairman of the board and chief executive officer, Boise

Philip J. Carroll, Houston, Texas; former chairman of the board and chief executive officer, Fluor Corporation

Claire S. Farley, Houston, Texas; chief executive officer, Trade-Ranger Inc.

Rakesh Gangwal, McLean, Virginia; former president and chief executive officer, US Airways Group, Inc., and US Airways, Inc.

Richard R. Goodmanson, Wilmington, Delaware; executive vice president and chief operating officer, DuPont

Edward E. Hagenlocker, Bloomfield, Michigan; former vice chairman, Ford Motor Company; former chairman, Visteon Automotive Systems

Francesca Ruiz de Luzuriaga, Rancho Mirage, California; independent business development consultant; former chief operating officer, Mattel Interactive

Donald S. Macdonald, Toronto, Ontario, Canada; senior advisor to UBS Bunting Warburg; former member of the Canadian House of Commons and Cabinet; former Canadian High Commissioner to Great Britain and Northern Ireland

Gary G. Michael, Boise, Idaho; former chairman of the board and chief executive officer, Albertson's, Inc.

A. William Reynolds, Hudson, Ohio; chief executive, Old Mill Group; former chairman of the board and chief executive officer, GenCorp Inc.

Jane E. Shaw, Sunnyvale, California; chairman of the board and chief executive officer, AeroGen, Inc.

Frank A. Shrontz, Seattle, Washington; chairman emeritus and former chief executive officer, The Boeing Company

Carolyn M. Ticknor, Boise, Idaho; former president, Hewlett-Packard Company Imaging and Printing Systems

Ward W. Woods, Jr., New York, New York; former president and chief executive officer, Bessemer Securities, LLC; a member of the general partner, Bessemer Holdings, L.P.; special partner, Bessemer Partners & Co.

Executive Officers

George J. Harad
Chairman of the Board
Chief Executive Officer

Stanley R. Bell
Senior Vice President
Building Solutions, Distribution

John C. Bender
Senior Vice President
Building Solutions

Theodore Crumley
Senior Vice President
Chief Financial Officer

A. Ben Groce
Senior Vice President
Paper Solutions

John W. Holleran
Senior Vice President
Human Resources
and General Counsel

Christopher C. Milliken
Senior Vice President
Office Solutions

A. James Balkins III
Vice President
Office Solutions

John A. Berilla
Vice President
Human Resources

Charles D. Blencke
Vice President
Paper Solutions

Thomas E. Carlile
Vice President
Control, Procurement, and
Information Services

Graham L. Covington
Vice President
Paper Solutions

Kenneth W. Cupp
Vice President
Office Solutions

Robert W. Egan
Vice President
Information Technology

David A. Goudge
Vice President
Office Solutions

Karen E. Gowland
Vice President
Associate General Counsel
Corporate Secretary

Vincent T. Hannity
Vice President
Corporate Communications and
Investor Relations

Miles A. Hewitt
Vice President
Paper Solutions

Guy G. Hurlbutt
Vice President
Public Policy and Environment

Judith M. Lassa
Vice President
Paper Solutions

Irving Littman
Vice President
Treasurer

Thomas A. Lovlien
Vice President
Building Solutions, Manufacturing

Richard W. Merson
Vice President
Paper Solutions

Carol B. Moerdyk
Vice President
Office Solutions

David A. New
Vice President
Timberland Resources

Michael D. Rowsey
Vice President
Office Solutions

James E. Sterrett
Vice President
Building Solutions, Manufacturing

Nick A. Stokes
Vice President
Building Solutions, Distribution

General Information

About the Company

Boise delivers office, building, and paper solutions that help our customers to manage productive offices and construct well-built homes — two of the most important activities in our society. Boise's 24,000 employees help people work more efficiently, build more effectively, and create new ways to meet business challenges. Boise also provides constructive solutions for environmental conservation by managing natural resources for the benefit of future generations.

Shareholder Information

Shareholders should direct inquiries concerning transfer requirements, lost certificates, dividend and interest payments (including direct deposit), changes of address, and account status for all of our publicly traded securities to our Shareholder Services Department by telephone at (800) 544-6473 or by e-mail at shareholder@bc.com.

Dividend Reinvestment and Employee Stock Purchase Plan

Shareholders of record may use their dividends and/or cash payments to purchase additional shares of our common stock. Employees may use payroll deduction for recurring purchases of stock. For information, contact our Shareholder Services Department by telephone at (800) 544-6473 or by e-mail at shareholder@bc.com.

Investor, Broker, Security Analyst Contact

Stockbrokers, financial analysts, and other investors seeking information about Boise should contact our Investor Relations Department by telephone at (208) 384-6390 or by e-mail at investor@bc.com.

Public Information

Members of the media and others seeking general information about Boise should contact our Corporate Communications Department by telephone at (208) 384-7990 or by e-mail at bcweb@bc.com.

Environmental Publications

Publications on a variety of environmental topics are available upon written request to Boise, Corporate Communications Department, P.O. Box 50, Boise, Idaho 83728-0001, by telephone at (208) 384-7990, or by e-mail at bcweb@bc.com.

Financial Publications

Our 2001 Annual Report, 2001 Form 10-K filed with the Securities and Exchange Commission, and quarterly Fact Books are available upon written request to Boise, Corporate Communications Department, P.O. Box 50, Boise, Idaho 83728-0001, by telephone at (208) 384-7990, or by e-mail at bcweb@bc.com.

Annual Meeting

Our annual meeting of shareholders will be held at 12 noon (Mountain daylight time) on Thursday, April 18, 2002, in Boise, Idaho. Proxy material will be mailed on or about March 12, 2002, to shareholders of record as of February 25, 2002.

Exchange Listing

Boise's common stock (symbol BCC) and our convertible equity securities (symbol BEP) are listed on the New York Stock Exchange.

Transfer Agents and Registrars

Common stock
- Boise Cascade Corporation, Boise, Idaho (transfer agent)
- U.S. Bank National Association, Boise, Idaho (registrar)
- Wells Fargo Bank Minnesota, N.A., South St. Paul, Minnesota (co-transfer agent and registrar)

7.50% Adjustable Conversion-Rate Equity Security Units
- Boise Cascade Corporation, Boise, Idaho, and BNY Western Trust Company, Seattle, Washington (co-transfer agents and registrars)

Auditors

Arthur Andersen LLP

Corporate Headquarters
Boise
1111 West Jefferson Street
P.O. Box 50
Boise, Idaho 83728-0001
Telephone (208) 384-6161
Fax (208) 384-7189
bcweb@bc.com

The company's press releases are available through PR Newswire's Company News on Call. To receive a fax copy, call (800) 758-5804, extension 109525.

Visit Boise's website at www.bc.com.

Boise Cascade Corporation
1111 West Jefferson Street, P.O. Box 50, Boise, Idaho 83728-0001